AURORA CANNABIS INC.

ANNUAL INFORMATION FORM

For the Financial Year Ended June 30, 2018

Dated September 24, 2018

ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Aurora”, “we”, “us” and “our” refer to Aurora Cannabis Inc. and its subsidiaries.

All financial information in this Annual Information Form is prepared in Canadian dollars, unless otherwise indicated, and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of September 24, 2018, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Annual Information Form and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Certain forward-looking statements in this Annual Information Form include, but are not limited to the following:

•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	the successful integration of CanniMed and MedReleaf into Aurora’s operations;
•	strategic investments and capital expenditures, and related benefits;
•	future growth expansion plans;
•	expectations regarding production capacity, costs and yields; and
•	product sales expectation and corresponding forecasted increase in revenue.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks as set out under “Risk Factors” below.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

“1769474” means 1769474 Alberta Ltd., a wholly owned subsidiary of AMI;

“ABCA” means Business Corporations Act (Alberta);

“ACE” means Aurora Cannabis Enterprises Inc., a wholly owned subsidiary of AMI;

“ACI” means Australis Capital Inc.;

“ACMPR” means Access to Cannabis for Medical Purposes Regulations;

“AHL” means Australis Holdings LLP, a company organized as a limited liability partnership with AJR, of which Aurora holds a 50% interest as of June 30, 2018;

“AIF” or “Annual Information Form” means this annual information form of the Company dated September 24, 2018 for the year ended June 30, 2018;

“Agropro” means Agropro UAB;

“AJR” means AJR Builders Group LLC, Aurora’s joint venture participant in AHL;

“Alcanna” means Alcanna Inc.;

“ALPS” means Aurora Larssen Projects Ltd.;

“AMI” means Aurora Marijuana Inc., a wholly owned subsidiary of the Company;

“Anandia” means Anandia Labs Inc.;

“App” means the Company’s mobile application for the purchase of medical cannabis;

“APS” means Alfred Pedersen & Søn;

“Aurora” or the “Company” means Aurora Cannabis Inc., the parent company, and its subsidiaries;

“Aurora Eau” means the facility located in Lachute, Quebec on 46 acres of land that the Company is currently completing construction;

“Aurora Deutschland” means Aurora Deutschland GmbH, formerly known as Pedanios GmbH;

“Aurora Mountain” means the Company’s production facility in Mountain View County near Cremona, Alberta;

“Aurora Nordic” means Aurora Nordic Cannabis A/S;

“Aurora Nordic 1” means Aurora Nordic’s 100,000 square foot retrofitted hybrid greenhouse facility;

“Aurora Nordic 2” means Aurora Nordic’s 1,000,000 square foot production facility currently under construction;

“Aurora Sky” means the Company’s production facility located at Edmonton International Airport that is currently under construction;

“Aurora Sun” means the Company’s production facility located in Medicine Hat, Alberta that is currently under construction;

“Aurora Vie” means the 40,000 square feet cannabis production facility in Pointe-Claire, Quebec;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCNL” means BC Northern Lights Enterprises Ltd., a wholly-owned subsidiary of the Company;

“Board” means the Board of Directors of the Company;

“Borela” means Borela UAB;

“Common Shares” means common shares in the capital of the Company;

“Cannabis Act” means Bill C-45 An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts which comes into effect on October 17, 2018 legalizing the recreational use of cannabis nationwide in Canada;

“CanniMed” means CanniMed Therapeutics Inc., a wholly-owned subsidiary of the Company;

“CanniMed Facility” means the 97,000 square foot production facility located in Saskatoon, Saskatchewan acquired from CanniMed;

“Cann Group” means Cann Group Limited;

“CanvasRx” means CanvasRx Inc., a wholly owned subsidiary of the Company;

“Capcium” means Capcium Inc.;

“Choom” means Choom Holdings Inc.;

“CSE” means the Canadian Securities Exchange;

“FMV” means fair market value;

“Form 51-102F4” means a Business Acquisition Report filed pursuant to a significant acquisition as required under Part 8 of NI 51-102;

“H2” means H2 Biopharma Inc.;

“Health Canada” is the Canadian federal department responsible for health;

“Hempco” means Hempco Food and Fiber Inc.;

“IHR” means Industrial Hemp Regulations;

“ICC” means ICC Labs Inc.;

“IPO” means initial public offering;

“IT” means information technology;

“Klenk” means Heinrich Klenk GmbH & Co. KG;

“Larssen” means Larssen Ltd;

“Licensed Producer” has the meaning ascribed to such term in the ACMPR;

“MedReleaf” means MedReleaf Corp.;

“MedReleaf Bradford” means the 210,000 square foot facility located in Bradford, Ontario acquired from MedReleaf;

“MedReleaf Exeter” means the 1,000,000 square foot facility located in Exeter, Ontario acquired from MedReleaf;

“MedReleaf Markham” means the 55,000 square foot facility in Markham, Ontario acquired from MedReleaf;

“MOU” means Memorandum of Understanding;

“MNP” means MNP LLP, the auditors of the Company;

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 Audit Committees;

“Pedanios” means Pedanios GmbH, a wholly owned subsidiary of the Company, renamed as Aurora Deutschland GmbH;

“Peloton” means Peloton Pharmaceuticals Inc., a wholly owned subsidiary of the Company;

“PIPEDA” means the Personal Information Protection and Electronics Documents Act (Canada);

“Prescient” means Prescient Mining Corp., the acquiree in the RTO;

“Radient” means Radient Technologies Inc.;

“RTO” means the reverse takeover of Prescient by AMI, completed on December 9, 2014;

“SDM” means Shoppers Drug Mart Inc.;

“SubTerra” means SubTerra LLC;

“TGOD” means The Green Organic Dutchman Holdings Ltd.;

“Tikun Olam” means Tikun Olam Ltd.;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“UCI” means Urban Cultivator Inc., a wholly-owned subsidiary of the Company;

“U.S.” or “United States” means United States of America; and

“VWAP” means volume weighted average price.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Aurora Cannabis Inc. was incorporated under the BCBCA on December 21, 2006 as Milk Capital Corp. On September 3, 2010, Aurora changed its name to Prescient Mining Corp. Effective October 2, 2014, Aurora changed its name to its present name, Aurora Cannabis Inc.

The head office of Aurora is located at Suite 500 – 10355 Jasper Avenue, Edmonton, Alberta, Canada T5J 1Y6. The registered office of Aurora is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

The Common Shares are listed on the TSX under the trading symbol “ACB”, on the OTCBB under the symbol “ACBFF” and on the Frankfurt Stock Exchange under the symbol “21P”. Aurora is a reporting issuer in Canada in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Intercorporate Relationships

As of the date of this AIF, the Company operates its business through its 44 wholly-owned subsidiaries.

Aurora Marijuana Inc., a holding company, was incorporated under the ABCA on September 5, 2013.

Aurora Cannabis Enterprises Inc., a Licensed Producer, was incorporated under the ABCA on June 17, 2013.

1769474 Alberta Ltd., a holding company and the entity that leases the lands for the production facilities of the Company, was incorporated under the ABCA on August 20, 2013.

CanvasRx Inc., a counseling and outreach service provider, was incorporated under the Business Corporations Act (Ontario) on March 7, 2013, amalgamated with CanvasRx Holdings Inc., and continued as CanvasRx Inc. on August 16, 2016. CanvasRx was acquired by the Company on August 17, 2016.

10094595 Canada Inc., a holding company, was incorporated under the BCBCA on February 7, 2017.

Peloton Pharmaceuticals Inc., a late-stage ACMPR applicant out of bankruptcy protection, was incorporated under the Canada Business Corporations Act on July 4, 2013, and was acquired by the Company on April 28, 2017.

Aurora Deutschland GmbH, formerly Pedanios GmbH, a limited liability company under German law, is a registered wholesale importer, exporter and distributor of medical cannabis in Germany and was acquired by the Company on May 30, 2017.

BC Northern Lights Enterprises Ltd., a corporation producing and selling proprietary systems indoor cultivation, was incorporated under the Company Act (British Columbia) on December 23, 2013 and transitioned to the BCBCA on August 7, 2018. The Company acquired BCNL on September 29, 2017.

Urban Cultivator Inc., a corporation producing and selling proprietary systems indoor cultivation, was incorporated under the BCBCA on November 17, 2010 and was acquired by the Company on September 29, 2017.

Larssen Ltd., a consulting company for advanced greenhouse cultivation facilities, was incorporated under the Business Corporations Act (Ontario) on February 13, 2003 and was acquired by the Company on December 4, 2017.

CanniMed Therapeutics Inc. was incorporated under the Canada Business Corporations Act on October 31, 2016 and was 100% acquired by the Company on May 1, 2018.

MedReleaf Corp. was incorporated under the Business Corporations Act (Ontario) on February 28, 2013 and was acquired by the Company on July 25, 2018.

The following chart sets out the intercorporate relationships of Aurora:

Aurora Cannabis Inc.
British Columbia
Various Non-Controlled Investments**
100%
10094595 Canada Inc. (Canada)
100%
Peloton Pharmaceuticals Inc. (Canada)
100%
MedReleaf Corp. (Ontario)
100%
MedReleaf Columbia SAS (Columbia)
52%
Hempco Food and Fiber Inc. (British Columbia)
100%
Hempco Canada Superfoods Inc. (British Columbia)
100%
Production Medicale Marinature Inc. (Quebec)
50%
H2 Biopharma Inc. (Quebec)
Aurora Marijuana Inc. (Alberta)
100%
1769474 Alberta Ltd. (Alberta)
CanvasRX Inc. (Ontario)
BC Northern Lights Enterprises Ltd. (British Columbia)
2105657 Alberta Inc. (Alberta)
2095173 Alberta Inc. (Alberta)
25%
Liquor Stores NA Ltd. (Non-controlled Invest)
Aurora Cannabis Enterprises Inc. (Alberta)
Aurora Larssen Projects Inc. (Alberta)
Urban Cultivator Inc. (British Columbia)
100%
Aurora Deutschland GmbH *formerly Pedanios (Germany)
100%
Aurora Italia SRL (Italy)
51%
Aurora Nordic Cannabis A/S (Denmark)
100%
Cannimed Therapeutics Inc. (Canada)
100%
Prairie Plant Systems Inc. (Saskatchewan)
100%
Cannimed Ltd. (Saskatchewan)
100%
1154292 BC Ltd. (British Columbia
100%
0984816 BC Ltd. (British Columbia)
100%
1154374 BC Ltd. (British Columbia)
14%
100%
1154355 BC Ltd. (British Columbia)
100%
984748 British Columbia Ltd. (British Columbia)
100%
1154376 British Columbia Ltd. (British Columbia)
29%
57%
Anandia Laboratories Inc. (British Columbia)
Anandia Genetics Inc. (British Columbia)

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Developments During the Financial Year Ended June 30, 2016

ACE received its first licenses to sell dried medical cannabis and produce cannabis oil products on November 27, 2015 and February 16, 2016, respectively.

On December 31, 2015 and January 19, 2016, the Company closed two tranches of a non-brokered private placement of 9,091,670 units at $0.53 per unit for aggregate gross proceeds of $4,818,585. Each unit consisted of one Common Share and one Common Share purchase warrant, entitling the holder to purchase an additional Common Share at a price of $0.66 per share for a period of two years, subject to acceleration if the Company’s Common Shares trade above $1.25 for 10 consecutive trading days. On October 4, 2016, the Company elected to accelerate the expiry of 5,658,479 Common Share purchase warrants and 112,300 finder warrants as the closing price of the Common Shares exceeded $1.25 for 10 consecutive trading days. Any warrants that were unexercised after the accelerated expiry date, November 11, 2016, were cancelled.

On December 14, 2016, Radient and Aurora executed a MOU to evaluate an exclusive partnership for the Canadian market with regard to the joint development and commercialization of standardized cannabinoid extracts. Pursuant to the MOU, on February 13, 2017, the Company completed its investment in Radient by way of a $2,000,000 unsecured 10% convertible debenture, convertible into units at $0.14 per unit. Each unit consisted of one common share and one share purchase warrant of Radient. Each warrant is exercisable into one common share of Radient at an exercise price of $0.33 per share for a period of two years. The debenture has a term of 2 years, is payable on demand during the first 5 months following issuance, and is subject to a mandatory conversion if, after 5 months from the date of issuance, (i) the VWAP of Radient’s shares is equal to or greater than $0.40 for 10 consecutive days; or (ii) the Company and Radient enter into an exclusivity, licensing, service or similar agreement. On March 9, 2017, the Company participated in Radient’s private placement of units for a total investment of $1,250,010. Each unit consisted of one common share and one-half share purchase warrant of Radient at a price of $0.45 per unit. Each whole warrant is exercisable into one common share of Radient at $0.70 per share for a period of two years.

In May 2016, the Company closed two tranches of a 10% unsecured convertible debenture financing for gross aggregate proceeds of $2,050,000. The debentures were convertible into Common Shares of the Company at a price of $0.53 per Common Share for a period of 18 months, subject to acceleration if the closing price of the Common Shares was equal to or above $1.25 for 10 consecutive trading days. On July 28, 2016, the conversion price was reduced to $0.40 per Common Share as consideration for the amendment of the debentures. In September 2016, the debentures were converted into 5,674,542 Common Shares of the Company.

In May 2016, the Company launched a same-day delivery of medical cannabis to clients in Calgary, Edmonton and surrounding communities. More than 75% of Aurora patients in the Metro Calgary area are receiving their product orders within 24 hours, through same-day delivery and subsequently-introduced overnight/next-day delivery.

Developments During the Financial Year Ended June 30, 2017

On July 13, 2016, the Company entered into an agreement for a drawdown equity facility of up to $5,000,000, pursuant to which the Company shall sell, on a private placement basis, units of the Company of between $100,000 to $500,000 per tranche, at a discount of 25% to the market price or such lesser discounts as allowed by the stock exchange on which the Company is listed, over a period of 18 months from the date of the agreement. Each unit will consist of one Common Share and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant will be exercisable into one Common Share at a 25% premium to the market price of the Common Shares for a period of five years from the date of issuance. From July 13, 2016 to the expiry date of January 13, 2018, the Company had not drawn down on the facility.

On August 17, 2016, the Company completed the acquisition of all of the issued and outstanding shares of CanvasRx pursuant to a Share Purchase Agreement dated August 9, 2016, as amended and restated on August 16, 2016, for a total consideration of $37 million. The total consideration is conditional upon the satisfaction of future performance related milestones tied to patients, counselling locations and certain revenue milestones over a three-year period. The contingent consideration may be satisfied, at the Company’s sole discretion, in cash or Common Shares at a 15% discount to the market price at the date of issuance, unless the market price of the Company’s shares is $0.47 or below, at which point the consideration is convertible into a fixed number of shares. In any case, the issuance of the Company’s shares should not result in former CanvasRx shareholders accumulating 50% or more of the Company’s shares. If the consideration payments cannot be satisfied in cash and the issuance of shares would result in the former shareholders of CanvasRx accumulating 50% or more of the Company’s shares, a convertible debenture will be issued. Pursuant to Part 8 of NI 51-102 and the Company has filed a Form 51-102F4 in respect of the acquisition.

In conjunction with the CanvasRx acquisition on August 17, 2016, the Company closed a brokered private placement of 57,500,000 subscription receipts for gross proceeds of $23,000,000. Each subscription receipt was converted into units of the Company at a price of $0.40 per unit upon the satisfaction of the conditions precedent to the acquisition. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder to purchase an additional Common Share at an exercise price of $0.55 per Common Share, expiring August 9, 2018. A portion of the proceeds from this private placement was used to satisfy the cash component of the CanvasRx acquisition.

On September 12, 2016, the Company announced the launch of the world’s first App allowing for the purchase of legal medical cannabis. The feature-rich App, which was an immediate success, runs on both Apple and Android platforms, and uses data encryption between Aurora’s server and consumer devices, to ensure security and patient privacy.

On September 28, 2016, the Company closed a brokered private placement of 10% unsecured 18-month convertible debentures in the aggregate principal amount of $15,000,000, convertible into Common Shares of the Company at a price of $1.15 per share. The debentures were subject to a forced conversion provision if the VWAP of the Common Shares equaled or exceeded $2.00 per share for 10 consecutive trading days. On October 18, 2016, $10,000,000 of the principal amount of the debentures were converted and the Company issued 8,695,652 Common Shares. On October 20, 2016, the Company elected to exercise its right to convert the remaining $5,000,000 principal amount of debentures and accrued interests as the VWAP of the Common Shares for 10 consecutive trading days equaled $2.15.

On October 5, 2016, Aurora listed its Common Shares on the TSXV, after delisting the Common Shares from the CSE.

On November 1, 2016, the Company closed a brokered private placement of 8% unsecured two year convertible debentures in the aggregate principal amount of $25,000,000, convertible into Common Shares at a price of $2.00 per share, subject to a forced conversion if the VWAP of the Common Shares equals or exceeds $3.00 per share for 10 consecutive trading days. On November 7, 2017, the Company elected to exercise its right to convert the remaining $4.12 million principal amount of debentures as the VWAP of the Common Shares for 10 consecutive trading days equaled $3.02. All accrued and unpaid interest was paid in cash.

On January 16, 2017, the Company announced a voluntary recall of products purchased from Organigram, an unrelated Licensed Producer, that contained a pesticide not currently registered for use on medical cannabis under the Pest Control Products Act. This recall is defined by Health Canada as a Type II recall, a situation in which the use of, or exposure to, a product may cause temporary adverse health consequences or where the probability of serious adverse health consequences is remote. The Company has proactively and diligently contacted all clients affected by the recall. Organigram fully reimbursed the Company as follows: aggregate cash payments of $834,835, constituting a full refund of $384,835 for product returned and a reimbursement of $450,000, fully covering Aurora’s costs incurred via extension of purchase credits by Aurora to its affected clients. The Company no longer purchases any further products from Organigram.

On January 20, 2017, ACE received its license to sell cannabis oil products to registered patients under the ACMPR. On April 19, 2017, the Company generated its first sale of cannabis oil products

On February 28, 2017, the Company closed a bought deal private placement for gross proceeds of $75,009,375. The Company issued 33,337,500 units at a price of $2.25 per unit and each unit was comprised of one Common Share and one-half Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at an exercise price of $3.00 per Common Share for a period of two years, subject to adjustment in certain events and acceleration if the VWAP of the Common Shares equals or exceeds $4.50 for 10 consecutive trading days. On November 15, 2017, the Company elected to accelerate the expiry of 16,949,690 Common Share purchase warrants as the VWAP of the Common Shares for 10 consecutive trading days equaled $5.01. Any warrants that were unexercised after the accelerated expiry date, December 15, 2017, were cancelled.

On March 1, 2017, Aurora unveiled the second generation of its popular mobile application, incorporating a number of enhanced features to provide a significantly upgraded user experience to new and existing clients of the Company. Coupled with Aurora’s industry-leading same-day and next-day delivery services, the App further expands the Company’s e-commerce strategy, a key differentiator in the legal cannabis market. The next generation App, which includes an updated look and feel, enables the Company to communicate directly with clients via real-time push notifications for new product releases, send automated text reminders for upcoming account renewals, and introduces clients to a new message center with personalized Aurora Newsfeed. Registered clients can conveniently scroll through high resolution images, view product descriptions and cannabinoid profiles, and view account and prescription details. Payment methods can be added and removed, answers to frequently asked questions (FAQs) easily accessed, and clients can place orders and choose from multiple courier options. The App allows clients to complete orders in seconds, from any location, via their phone or tablet device, and also integrates Canada Post and Purolator Application Programming Interfaces (APIs) to allow for real-time tracking of shipments from directly within the App.

On March 30, 2017, the Company’s Common Shares commenced trading on the OTCQX Best Market, operated by OTC Markets Group, after delisting such Common Shares on the OTCQB. Aurora’s Common Shares continued to trade under the ticker symbol “ACBFF”.

On April 28, 2017, the Company completed the acquisition of Peloton, a late-stage ACMPR applicant, out of bankruptcy protection. Under the terms of the acquisition, the Company provided a total investment pool of $7,000,175 in cash for distribution to the creditors subject to: (i) the creditors’ election to receive payments in cash, shares or a combination thereof; and (ii) post-closing adjustments. Total consideration paid for the acquisition was $9,294,141, consisting of $4,717,404 in cash, 573,707 Common Shares with a fair value of $1,485,901, and $3,090,836 in acquisition related costs. Total consideration paid is subject to change pending the settlement of all claims by previous creditors. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed.

On May 2, 2017, the Company completed a private placement of 7% unsecured two year convertible debentures in the aggregate principal amount of $75,000,000, convertible into Common Shares at a price of $3.29 per share, subject to a forced conversion if the VWAP of the Common Shares equals or exceeds $4.94 per share for 10 consecutive trading days. On November 16, 2017, the Company elected to exercise its right to convert the remaining $73 million principal amount of debentures as the VWAP of the Common Shares for 10 consecutive trading days equaled $5.09. All accrued and unpaid interest was paid in cash.

On May 2, 2017, the Company commenced its international expansion strategy and subscribed to the IPO of Cann Group on the Australian Stock Exchange (ASX: CAN) as the cornerstone investor, securing a 19.9% stake in Cann Group. On December 4, 2017, the Company announced it has increased its ownership stake in Cann Group from 19.9% to 22.9% by participating in Cann Group’s latest underwritten placement of shares price at A$2.50 per share. See “Description of Business - International Opportunities – Cann Group”.

In May 2017, Aurora acquired Pedanios, a leading wholesale importer, exporter and distributor of medical cannabis in the European Union. The Company acquired all of the issued and outstanding shares of Pedanios for a total consideration of $23.7 million consisting of €2,000,000 and 8,316,782 Common Shares. Of the 8,316,782 Common Shares issued, 3,421,756 Common Shares were issued to holders of Class B securities of Pedanios at a deemed price of $2.14 per share, and 4,895,026 Common Shares were issued to holders of Class A Common Shares of Pedanios which are held by the two founders/managing directors of Pedanios who will continue to run the company. 17% of the 4,895,026 Common Shares issued to holders of Class A Common Shares of Pedanios will become free trading 4 months from closing, with the balance becoming unrestricted in equal installments on a quarterly basis over 27 months, commencing February 2018. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed. See “Description of Business - International Opportunities – Germany”. Pedanios was renamed as Aurora Deutschland.

On June 16, 2017, the Company obtained from Health Canada a two-year renewal of Aurora’s license to produce and sell dried cannabis and cannabis oils at Aurora Mountain.

Developments During the Financial Year Ended June 30, 2018

Aurora received a license to cultivate cannabis and a license to sell cannabis at its facility in Pointe Claire, Québec on October 27, 2017 and June 29, 2018, respectively.

On July 24, 2017, the Company’s Common Shares commenced trading on the TSX and delisted from the TSXV effective July 21, 2017.

On July 28, 2017, the Company received 14,285,714 units of Radient pursuant to the mandatory conversion related to the VWAP on the debentures issued on February 13, 2017. The Company received an aggregate of 181,707 units of Radient in exchange for its interest payments of $91,096, of which 77,540 units were received for the $41,096 interest payment during the year ended June 30, 2018. Each unit consisted of one common share and one warrant, with each warrant exercisable into one common share at $0.53 per share until February 13, 2019.

In July 2017, Aurora Deutschland successfully passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany. As a result of initial stage evaluations, the German Federal Institute for Medicines and Medical Products, requested Aurora Deutschland’s participation in the second and final stage of the application process which involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany (the “German Bid Process”). However, the German Bid Process was cancelled by the German government following a legal challenge which concerned an administrative process technicality. The German government has reintroduced a new German Bid Process, which is anticipated to be completed in the first half of calendar 2019. Upon such a bid process being re-introduced, Aurora Deutschland intends to participate. In the meantime, Aurora will continue to increase the quantity of product being exported into this heavily undersupplied market and will continue to receive high margins and rapid demand growth as patient adoption rates continue to rapidly increase in part due to insurance cost coverage for medical cannabis available to all citizens across the country.

On September 15, 2017, the Company and Hempco executed the Investor Rights Agreement that will allow Aurora to nominate two directors to the Hempco Board of Directors, require that Hempco adopt an expenditure policy, provide for certain matters related to cannabidiol extraction from hemp, and provide Aurora with anti-dilution protection. As of the date of this AIF, the Hempco’s Board of Directors has appointed Mr. Allan Cleiren, Aurora’s Chief Operating Officer, and Mr. Steve Dobler, Aurora’s President and Director, as directors of Hempco.

On September 29, 2017, the Company acquired BCNL and UCI, leading companies in the production and sale of proprietary systems for the indoor cultivation of cannabis, organic microgreens, vegetables and herbs. The acquisition represents an important step to serve patients who choose to grow their own cannabis and ultimately, the adult recreation market in Canada upon the anticipated legalization in October 2018, as well as provides differentiation into the rapidly growing healthy lifestyle-driven urban garden market. The Company acquired all of the issued and outstanding shares of BCNL and UCI for a total consideration of $5,512,947 comprised of $3,294,701 cash, $715,800 settlement of loan receivables, 89,107 common shares with a fair value of $247,717, 89,107 share purchase warrants with a fair value of $135,590 exercisable at $2.8056 per share until September 29, 2020, and $1,119,139 contingent consideration representing the estimated fair value of the $4,000,000 gross consideration to be paid in cash or common shares over a period of three years on the achievement of future milestones related to aggregate earnings before interest, taxes, depreciation and amortization. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed.

In September 2017, the Company received its export permit issued by Health Canada, as well as provisional import status from the German Bundesopiumstelle (Federal Narcotics Bureau), to import medical cannabis products into Germany through Aurora Deutschland. On September 18, 2017, the Company shipped its first 50 kilograms of dried cannabis from Aurora Mountain to Aurora Deutschland with further ongoing shipments planned.

On November 6, 2017, the Company and Radient finalized a Master Services Agreement pursuant to which Radient has agreed to perform certain services for Aurora using its MapTM technology, as well as other technologies, as an independent contractor in relation to the development, commercialization and supply of standardized cannabis extracts. The agreement has an initial term of five years, with an option for Aurora to renew the agreement for an additional five years. On December 11, 2017, the Company exercised all of its 15,856,231 common shares purchase warrants of Radient for a total cost of $5,777,612. The Company also subscribed for 4,541,889 units at $1.37 per unit in Radient’s private placement. Each unit consists of one common share and one share purchase warrant exercisable at $1.71 per share for a period of 24 months from closing of the private placement. Consequently, the Company increased its ownership interest in Radient from 8.8% to 19.18% on an undiluted basis.

On November 15, 2017, the Company acquired a 22.3% interest, on an undiluted basis, in Hempco through a private placement of Hempco’s common shares. Additionally, the Company has an option increase ownership of Hempco to over 50% through: (i) the exercise of 10,558,676 warrants that were issued to the Company pursuant to the private placement; and (ii) the exercise of a call option agreement to purchase up to an aggregate of 10,754,942 shares from the majority owners of Hempco. On March 22, 2018 and May 15, 2018, the Company exercised its warrants and call option right, respectively, increasing the Company’s ownership interest inHempco to 52%.

On November 2, 2017, the Company completed a public offering and a concurrent private placement of units, raising proceeds of $69 million and $6 million, respectively. Each unit consisted one Common Share and one Common Share warrant exercisable at a price of $4.00 per Common Share for a period of three years.

On November 28, 2017, the Company completed an offering of 115,000 special warrants exercisable into convertible debentures for gross proceeds of $115,000. On January 12, 2018, the special warrants were exercised into $115,000 principal amount of convertible debentures. The debentures are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible into Common Shares at $6.50 per Common Share subject to a forced conversion if after four months and one day following closing, the VWAP of the Common Shares equals or exceeds $9.00 per Common Share for 10 consecutive trading days.

On November 30, 2017, the Company completed the acquisition of H2 Biopharma Inc. H2 was completing a state-of-the-art, purpose-built 48,000 square foot cannabis production facility which upon completion is projected to produce approximately 4,500 kilograms of high-quality cannabis per annum. The facility is located on 46 acres of land with significant expansion potential, which H2 has the right to acquire for $136,000. The Company acquired all of the issued and outstanding shares of H2 for aggregate consideration of $33,876,542 comprised of 1,910,339 common shares with a fair value of $15,282,704, $3,000,562 settlement of loan receivables, $14,956,545 contingent consideration payable and $636,731 in acquisition costs. The contingent consideration payable represents the discounted value of the $15,028,037 gross consideration to be paid out in Common Shares over a five-year period on achievement of future performance milestones related to completing the construction of the facility and obtaining the relevant license to cultivate and sell cannabis. On closing, the Company issued 4,789,273 Common Shares of which, 3,060,556 Common Shares are held in escrow and will be released upon achievement of the milestones. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed.

On December 4, 2017, the Company completed the acquisition of Larssen Ltd., a Canadian company that consults on the design, engineering and construction oversight for advanced greenhouse cultivation facilities. Larssen is overseeing the construction of the Company’s production facilities. The Company acquired all of the issued and outstanding shares of Larssen for total consideration of $3,500,000 cash. As part of the acquisition agreement, an aggregate of $4,000,000 gross cash contingent consideration is to be paid out on the first and second anniversaries of the acquisition date subject to the continued employment of the President and Owner of Larssen. Additionally, the acquisition agreement included an aggregate $6,000,000 gross project contingent consideration to be paid out on achievement of future performance milestones related to construction projects completed by Larssen. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed.

On December 11, 2017 and January 4, 2018, the Company acquired an additional 7,200,000 shares and 3,194,033 shares of Cann Group, respectively, bringing the Company’s total ownership interest to approximately 22.9% .

In January 2018, Aurora Deutschland won a highly competitive EU-wide public tender to supply medical cannabis to the Italian government through the Ministry of Defense, which oversees medical cannabis productions and distribution in Italy. In March 2018, Aurora Deutschland delivered its first batch of medical cannabis to the Italian government.

On January 4, 2018, Aurora signed a binding term sheet for the formation of a Danish corporation with Alfred Pedersen & Søn (“APS”) pursuant to which Aurora and APS agreed to incorporate Aurora Nordic. Aurora Nordic was incorporated on February 12, 2018 and Aurora owns 51% of Aurora Nordic while Scandinavian Cannabis A/S (“SC”), a Danish corporation owned by APS, owns 49% of Aurora Nordic. On January 1, 2018, APS received a licence to cultivate cannabis from Lægemiddelstyrelsen, the Danish Medicines Agency and APS transferred such license to Aurora Nordic in March 2018. Aurora Nordic is constructing a 1 million square feet fully automated cannabis production facility (the “Aurora Nordic 2”) and is also retrofitting an existing 100,000 square foot greenhouse (the “Aurora Nordic 1”). Both facilities will have a combined cultivation capacity of more than 120,000 kilograms per year.

On January 12, 2018, Aurora completed its investment in The Green Organic Dutchman Holdings Ltd. to purchase an aggregate of $55,000,000 subscription receipts of TGOD (the “TGOD Subscription Receipts”) at $1.65 per Subscription Receipt (the “TGOD Investment”). Each TGOD Subscription Receipt converted into one unit of TGOD (a “TGOD Unit”) effective May 2, 2018, the date the common shares of TGOD commenced trading on the TSX. Each TGOD Unit consists of one common share and one-half of one common share purchase warrant of TGOD. Each full warrant is exercisable to acquire one common share of TGOD at the exercise price of $3.00 per common share until February 28, 2021.

Additionally, Aurora and TGOD entered into an investor rights agreement (the “TGOD Investor Rights Agreement”), whereby Aurora will have the right to nominate a member to the board of directors of TGOD so long as Aurora maintains an ownership interest in TGOD of at least 10%, on a fully-diluted basis. Aurora will also have the right to subscribe for that number of additional shares of TGOD upon TGOD achieving the following milestones (the “TGOD Milestones”):

a)

a number of common shares equal to 8% of the issued and outstanding common shares of TGOD (calculated on a fully-diluted basis), by August 2, 2018, being three months after TGOD’s common shares were listed on the TSX;

b)

a number of common shares equal to 8% of the issued and outstanding common shares of TGOD (calculated on a fully-diluted basis) if TGOD’s cannabis cultivation facility located in Valleyfield, Quebec (the “Quebec Project”) is permitted and construction of the Quebec Project has reached 50% completion, as determined based on the construction budget of the Quebec Project;

c)

a number of common shares equal to 8% of the common shares (calculated on a fully-diluted basis) upon the Quebec Project receiving a license to cultivate cannabis in accordance with the ACMPR or the Cannabis Act; and

d)	a number of common shares equal to 12% of the common shares (calculated on a fully-diluted basis) when TGOD completes an aggregate of $100,000,000 in sales.

(the “TGOD Milestone Options”)

The price for common shares issued pursuant to these TGOD Milestones shall be based on the volume-weighted average trading price of the common shares of TGOD for the 10 consecutive trading days following the achievement of the relevant TGOD Milestone minus a discount of 10%. As such, until the milestones are achieved, the cost of further investments in TGOD cannot be estimated.

TGOD shall provide a notice (the “TGOD Milestone Notice”) to Aurora within five business days of the achievement of each TGOD Milestone. If Aurora does not exercise any one of the TGOD Milestone Options within 30 days after the date of the TGOD Milestone Notice, then that TGOD Milestone Option and all remaining TGOD Milestone Options will expire. In September 2018, TGOD agreed to extend Aurora’s exercise deadline for the first milestone option by six weeks to October 12, 2018.

The TGOD Investor Rights Agreement also provides Aurora with the right to participate in any new equity offerings of TGOD to maintain its pro rata ownership. Aurora exercised its participation right and subscribed to an additional 6,341,250 units in TGOD at $3.65 per unit for a total cost of $23,145,563. Each unit consisted of one common share and one-half of one share purchase warrant exercisable at $7.00 per share expiring on May 20, 2020. Upon completion of TGOD’s IPO, Aurora held approximately 18% ownership interest in TGOD.

In connection with the TGOD Investment, Aurora and TGOD also entered into a cannabis supply agreement whereby Aurora has the right to purchase up to 20% of TGOD’s annual production of organic cannabis from TGOD’s Ancaster, Ontario and Valleyfield, Québec facilities. Aurora will also have the right to purchase up to 33% of TGOD’s organic cannabis production from the two facilities if Aurora increases its equity ownership interest in TGOD to a minimum of 31%, on a fully-diluted basis. In addition, Aurora Larssen, an indirect wholly-owned subsidiary of Aurora, has entered into a consulting and design agreement with TGOD to assist TGOD with the design and consulting for TGOD’s proposed cannabis greenhouse facility located in Valleyfield, Québec. The approximate total value of the contract is $1 million. This is an ordinary course agreement for Aurora Larssen.

In February 2018, Aurora, through its subsidiary 2095173 Alberta Ltd., made a strategic investment in Alcanna by way of a non-brokered private placement (the “Alcanna Investment”). The Alcanna Investment has been structured in two phases, with an initial investment of $103,500,000 for an approximate 19.9% ownership interest in Alcanna, with an option for Aurora to increase its ownership stake up to 40% through exercising warrants granted to Aurora as part of the investment. Details of the Alcanna Investment are more particularly set out below.

Pursuant to the Alcanna Investment, Aurora subscribed for 6,900,000 common shares in the capital of Alcanna (the “Alcanna Shares”) at a price of $15.00 per Alcanna Share for an aggregate subscription price of $103,500,000 (the “Initial Alcanna Investment”), resulting in Aurora acquiring approximately 19.9% of the Alcanna Shares (calculated on a non-diluted basis). The Initial Alcanna Investment closed on February 14, 2018.

On February 14, 2018, Aurora also subscribed for 2,300,000 subscription receipts of Alcanna (the “Alcanna Subscription Receipts”) at a price of $15.00 per Alcanna Subscription Receipt for aggregate proceeds of $34,500,000 (the “Alcanna Subscription Receipt Funds”). Each Alcanna Subscription Receipt entitles Aurora to receive, without payment of additional consideration, one Alcanna Share for each Alcanna Subscription Receipt held, subject to the satisfaction of certain escrow release conditions. On May 9, 2018, the Alcanna Subscription Receipts were converted into 2,300,000 Alcanna Shares, increasing Aurora’s shareholdings in Alcanna to 9,200,000 Alcanna Shares representing approximately 25% interest.

In addition, Alcanna issued to Aurora, for no additional consideration, two classes of Alcanna Share purchase warrants: (1) 10,130,000 warrants with an exercise price of $15.75 per Alcanna Share to allow Aurora to increase its pro rata equity interest in Alcanna to 40% on a fully diluted basis (the “ Alcanna Sunshine Warrants”); and (2) up to 1,750,000 warrants with an exercise price of $15.00 per Alcanna Share exercisable upon any conversion of any of the outstanding 4.70% convertible unsecured subordinated debentures of Alcanna in such amount that is necessary to allow Aurora to maintain its pro rata equity interest in Alcanna (the “ Alcanna Pro Rata Warrants”). The Alcanna Sunshine Warrants expire on August 14, 2019 and the Alcanna Pro Rata Warrants expire on January 31, 2022.

The private placement of the Alcanna Subscription Receipts, Alcanna Sunshine Warrants and Alcanna Pro Rata Warrants collectively comprise the “Alcanna Additional Investment”.

The Alcanna Shares, Alcanna Subscription Receipts, Alcanna Sunshine Warrants and the Alcanna Pro Rata Warrants will each be subject to a hold period that will expire four months and one day after the closing of the Alcanna Investment. The parties have agreed that the Alcanna Shares issued pursuant to the Alcanna Investment as well as any Alcanna Shares issuable pursuant to the exercise of the Alcanna Subscription Receipts, the Alcanna Sunshine Warrants or the Alcanna Pro Rata Warrants will be subject to a contractual escrow of twelve (12) months from the closing date of the Alcanna Investment. The contractual escrow is subject to termination upon the occurrence of certain stated events.

On February 28, 2018, Aurora entered into a cannabis supply agreement with Shoppers Drug Mart Inc. Under the terms of the agreement, Aurora shall sell cannabis products to SDM after SDM receives all applicable regulatory approvals to sell such cannabis products under the ACMPR or its successor legislation, in accordance with purchase orders delivered by SDM to Aurora from time to time. SDM is not obligated to purchase any specific amount of cannabis. In the event SDM does not receive regulatory approval to sell cannabis products, Aurora will sell cannabis products to other purchasers.

On March 9, 2018, the Company completed a private placement of a two-year unsecured convertible debentures in the aggregate principal amount of $230,000,000. The debentures bear interest at 5% per annum, payable semi-annually. The debentures are convertible into Common Shares at a price of $13.05 per Common Share subject to a forced conversion if the VWAP of the Common Shares exceeded $17.00 per Common Share for 10 consecutive trading days.

On March 15, 2018, Aurora completed its initial take-up of the common shares of CanniMed (the “CanniMed Shares”) pursuant to its offer (the “CanniMed Offer”) to purchase all of the issued and outstanding CanniMed Shares. Aurora took up 21,309,517 CanniMed Shares representing 86.8% of the total outstanding CanniMed Shares on a fully diluted basis which, together with the 700,600 CanniMed Shares purchased in the market prior to the expiry of the CanniMed Offer by Aurora, represents 87.2% of the outstanding CanniMed Shares. In consideration for the CanniMed Shares taken up on March 15, 2018, Aurora issued 62,833,216 Aurora common shares as share consideration and paid cash consideration of $130,979,347, including the $9,500,000 million break fee paid to Newstrike Resources Ltd. Shareholders of CanniMed who tendered before the original expiry of the CanniMed Offer on March 9, 2018, predominantly elected to receive cash. On March 26, 2018, Aurora completed its second take-up of CanniMed Shares, acquiring an additional 8.7% or 2,202,970 of CanniMed Shares for consideration of approximately 6,495,679 Common Shares and $12,558,534 cash. Based on the shares tendered in the first and second take-up, CanniMed shareholders received approximately $5.70 per share in cash and approximately 2.9486 common shares of Aurora. On May 1, 2018, Aurora completed the take-over bid to purchase all of the issued and outstanding CanniMed Shares by purchasing the remaining 4.1% outstanding CanniMed Shares by way of a compulsory acquisition under the Canada Business Corporations Act. 1,045,935 CanniMed Shares were acquired for a consideration of 3,417,951 Common Shares and $1,745,875 cash. CanniMed shareholders under the compulsory acquisition each received on average $1.67 cash and 3.2678 common shares of Aurora. The CanniMed Shares were de-listed from the TSX as at the close of business on May 1, 2018. Pursuant to Part 8 of NI 51-102 and the Company has filed a Form 51-102F4 in respect of the acquisition.

On May 14, 2018, Aurora entered into a definitive agreement with MedReleaf (the “Arrangement Agreement”) to acquire all the issued and outstanding common shares of MedReleaf in an-all share transaction valued at approximately $3.2 billion on a fully diluted basis. Under the terms of the Arrangement Agreement, holders of MedReleaf common shares will receive 3.575 Common Shares for each MedReleaf common share held.

On May 28, 2018, Aurora, through its wholly owned subsidiary Aurora Deutschland, signed a collaboration agreement with Heinrich Klenk GmbH & Co. KG, one of Europe’s largest medicinal plant companies. Klenk, whose products are carried in over 25,000 pharmacies throughout Germany and Europe, has been importing, exporting, and processing medicinal plants and herbal raw materials for the pharmaceutical industry for over 90 years. Under the terms of the agreement, Aurora has launched a new cannabis brand in Germany called “Cannabis Klenk” which is produced in Canada, imported by Aurora Deutschland, and sold to German pharmacies through Klenk’s existing and wide-reaching pharmaceutical wholesale distribution network.

On June 5, 2018, Aurora Deutschland received an import license issued by the Malta Medicines Authority and became the first licensed supplier of medical cannabis to patients in Malta. Aurora Deutschland received the necessary export license from German authorities on June 21, 2018.

On June 6, 2018, the Company acquired a 19.99% interest in Capcium Inc., a privately-owned Montreal-based global leader in softgel manufacturing. Production of high-precision dosage controlled softgels is an extensive and complex process. Capcium, through its pharmaceutical and encapsulation experience, has developed expertise that is ready to be applied to the cannabis industry and deliver high-volume production capacity. Capcium and Aurora have agreed to immediately establish a high-volume, state-of-the-art softgel manufacturing operation at Aurora Vie while Capcium constructs its manufacturing facility. Capcium will be the exclusive manufacturer of Aurora's North American cannabis softgel products.

On June 12, 2018, the Company subscribed to 9,859,155 common shares of Choom Holdings Inc. at $0.71 per share for a cost of $7,000,000 representing an 8% ownership interest. Choom currently operates two late stage applicants under the ACMPR. Choom has agreements in place to acquire two additional late-stage applicant craft growers in BC and Saskatchewan, including a facility in Sooke, British Columbia, anticipated to receive its cultivation license from Health Canada in the third quarter of 2018.

On June 20, 2018, Aurora announced that it intends to distribute units consisting of shares and warrants of its subsidiary, ACI, to shareholders of the Company by way of a return of capital. The spin-out of ACI will happen in the form of a distribution of units (the “Units”) of ACI to resident holders of Common Shares (the “Distribution”). The Distribution will be paid on the basis of one Unit for every 34 Common Shares outstanding as of August 24, 2018. Each Unit will consist of one common share of ACI (“Australis Share”) and one Australis Share purchase warrant (“Australis Warrant”). Each Australis Warrant will entitle the holder thereof to acquire one Australis Share at an exercise price of $0.25 per Australis Share, on or prior to 4:00 p.m. (Eastern Time) on the date that is one year from the date of the Distribution.

In June 2018, the Company began reorganizing the Company for the spin-out of ACI and its U.S. assets, and filed a prospectus for the listing of ACI on the CSE. As part of the reorganization, on June 13, 2018, the Company completed a series of intercorporate transactions involving Aurora and its subsidiaries resulting in Aurora holding a direct interest in 100% of the outstanding shares and warrants of ACI, and ACI holding all of the U.S. assets of Aurora and its subsidiaries. The assets primarily consisted of the Company’s 50% joint venture interest in Australis Holdings, which was subsequently increased to 100% for US $500,000, and rights to the following SubTerra assets:

•

5% of any gross revenues of SubTerra earned annually from the sale of cannabis and cannabis-based products grown and/or processed at its facility for the period commencing June 1, 2018 and ending May 31, 2028;

•	a payment of $150,000 annually for the period commencing June 1, 2018 and ending May 31, 2028; and

•	a two-year option to purchase a parcel of land located in White Pine, Michigan for US $3,000.

On June 14, 2018, the Company and ACI entered into a Funding Agreement pursuant to which Aurora advanced $500,000 to ACI, in consideration for which ACI provided Aurora with the Restricted Back-in Right, by issuing to Aurora:

i.

a warrant to purchase a number of ACI shares equal to 20% of the issued and outstanding shares as of the date on which ACI shares commence trading on the CSE, which will be exercisable for a period of ten years from the date of issue at an exercise price of $0.20 per share; and

ii.

a warrant to purchase a number of ACI shares equal to 20% of the number of issued and outstanding shares as of the date of exercise, which will be exercisable for a period of ten years from the date of issue at an exercise price equal to the five-day volume weighted average trading price of ACI’s shares on the CSE.

Aurora will be prohibited from exercising the Restricted Back-in Right unless all of ACI’s business operations in the United States are legal under applicable federal and state laws, and Aurora has received the consent of the TSX and any other stock exchange on which Aurora may be listed, as required.

Developments Subsequent to the Financial Year Ended June 30, 2018

On July 2, 2018, the Company subscribed to a US $10,000,000 convertible debenture in a private company (“investee company”) which if fully converted would provide the Company with 14.3% interest. The debentures are convertible into common shares of the investee company at US $4.9585 at the option of the Aurora until July 2, 2023. The Company has also entered into an Investor Rights Agreement where Aurora has the right to participate in any future offerings of equity of the investee company to allow Aurora maintain its percentage ownership interest, as well as the right to nominate a director to the investee company’s Board of Directors as long as the Company owns at least 10% interest.

On July 5, 2018, Aurora entered into an agreement with the Alberta Gaming, Liquor & Cannabis Commission (“AGLC”) to supply cannabis products for the adult consumer use market in the province.

On July 24, 2018, the Company received a Letter of Intent from Malta Enterprise, approving the Company’s application for the establishment of a seed-to-pharma cannabis operating subject to certain conditions.

On July 25, 2018, Aurora acquired all the issued and outstanding common shares of MedReleaf pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Pursuant to Part 8 of NI 51-102, this acquisition constitutes a significant acquisition and Form 51-102F4 will be filed in due course.

On July 30, 2018, Aurora received a Dealer’s License from Health Canada under the Controlled Drugs and Substances Act for Aurora Mountain.

On August 8, 2018, Aurora acquired all of the issued and outstanding common shares of Anandia, a privately held company, in an all share transaction. Pursuant to the terms of the arrangement agreement, Aurora issued 12,716,482 shares and 6,358,210 warrants. In accordance with the terms of the arrangement agreement, Aurora will pay an additional $10 million by way of the issuance of additional shares and warrants upon the achievement of future milestones. Anandia’s business includes analytical testing services including potency, pesticides, microbes and terpenes. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed.

On August 8, 2018, Aurora and Alcanna entered into a license agreement whereby Alcanna has been given exclusive rights to open retail cannabis stores under the brand name “Aurora” across Canada. The stores will represent a house of brands, carrying a carefully curated, but broad selection of products from Licensed Producers across Canada, including Aurora, MedReleaf and CanniMed.

On August 13, 2018, Aurora announced that it intends to participate in the German government’s recent announcement of restarting the tender process towards selecting a number of companies for domestic cultivation of cannabis.

On August 14, 2018, ACI filed a prospectus in all provinces and territories of Canada in respect of the Distribution, which is available on SEDAR under ACI’s SEDAR profile. ACI has applied to list its Australis Shares and Australis Warrants on the CSE and has received conditional approval. Aurora completed the Distribution to shareholders and its CSE listing on September 19, 2018.

On August 22, 2018, the Company received Health Canada authorization to produce cannabis softgel capsules at its Aurora Vie facility in Pointe-Claire, Quebec and will begin production immediately in partnership with Capcium.

On August 29, 2018, the Company finalized a $200 million debt facility with Bank of Montreal (“BMO”) consisting of a $150 million term loan and a $50 million revolving credit facility, both of which will mature in 2021. The Company also has an option to upsize the facility to a total of $250 million, subject to certain conditions. The debt facility will be primarily secured by the Company’s production facilities and can be repaid without penalty at the Company’s discretion.

On September 10, 2018, the Company entered into a definitive agreement with ICC pursuant to which Aurora intends to acquire all of the issued and outstanding common shares of ICC for $1.95 per share (payable in Common Shares). The transaction reflects an aggregate purchase price of approximately $290 million.

On September 10, 2018, the Company acquired 100% of the issued and outstanding shares of Agropro UAB (“Agropro”) and Borela UAB (“Borela”) for total consideration of €6,418 of which €960 was paid through the issuance of 170,834 common shares. In addition, the Company paid a finder’s fee of €1,517, which was paid through the issuance of 270,024 common shares, and will also refinance Agropro’s existing debt totaling €2,076. Agropro is a hemp seed contracting and processing company, and its sister company, Borela, is a processor and distributor of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil.

On September 19, 2018, the Company completed the spin-out of ACI and distributed to Aurora shareholders, as a return of capital, units of ACI on the basis of one unit for every thirty-four Aurora shares outstanding on the August 24, 2018 record date.

DESCRIPTION OF THE BUSINESS

General

The Company’s principal business is the production and distribution of medical cannabis in Canada and internationally. The Company produces and distributes dried medical cannabis, cannabis oils and capsules in Canada pursuant to the ACMPR, through its wholly-owned subsidiaries, ACE, CanniMed, MedReleaf, and distributes wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act, and in Italy through the January 2018 tender process.

Aurora’s medical cannabis products are cultivated and manufactured in its seven licensed production facilities. See “Description of the Business – Production Facilities and Licenses”.

Aurora intends to be a leader in the domestic adult consumer use market as well as the domestic and international medical cannabis space, both in terms of scale and profitability. To achieve this, the Company has identified a number of factors it deems critical that inform its strategy. Consequently, Aurora has been executing on an aggressive growth strategy that is focused on developing a vertically integrated and horizontally diversified company with a diversified portfolio offering. This dynamic growth strategy focuses on the following areas to ultimately better enable Aurora to capture greater margin across the entire cannabis industry value chain:

Scale	Develop large scale, highly efficient production capacity in diverse geographic markets to serve the global demand for medical cannabis;

Cost of production

Adopt a purpose-built, high-technology, automated, yield optimized facility model that is replicable across the Company’s different markets, ensuring consistently high-quality cannabis products, produced at low costs;

Distribution	Develop strong domestic and international distribution partners and networks to ensure a broad market reach;

Science	Develop and acquire marketable intellectual property while strengthening our global medical brand and generating increased visibility;

Innovation	Develop, adopt and acquire innovations across the entire cannabis industry value chain to deliver efficiencies and create competitive advantages;

Diversification	Develop a broad portfolio of high value-add products to deliver high margins; and

Brands	Create unique brands and customer experiences that resonate both with the medical community and the adult consumer user market to help capture market share.

Production Facilities and Licenses

Overview

Aurora Mountain

In April 2015, the Company completed the construction of a custom 55,200 square foot indoor growing, production and distribution facility located in Mountain View County near Cremona, Alberta and termed as “Aurora Mountain”. Aurora Mountain is an office and plant production building of pharmaceutical production grade quality with hydroponic greenhouse high pressure sodium lighting and nutrient delivery equipment which is capable of producing over 4,800 kilograms of medical cannabis per year.

The Company also established an on-site laboratory and installed an analytical equipment which includes ultra-performance liquid chromatography, inductively coupled plasma-mass spectrometry and gas chromatography mass spectrometry. The laboratory saves Aurora substantial time and money by allowing the Company to perform Health Canada-mandated testing in-house. Aurora Mountain ensures that testing methodologies are applied consistently and accurately from batch to batch. Additionally, the on-site laboratory accelerated releases of new batches of Aurora products by quality control to registered patients, shortening time to market and increasing sales capacity as the Company scaled up production capacity.

Continuous process improvement programs have resulted in an increase in production at Aurora Mountain. Management anticipates production at Mountain to reach 6,000 kg per annum, up by 25% from the facility's previously disclosed capacity. The increase in production capacity at Mountain ensures the Company will be able to allocate more product to the supply restrained international markets.

In August 2017, the facility received EU GMP certification - the standard required by the German government for export to that market. On September 18, 2017, the Company began exporting dried medicinal cannabis flower to Germany. On July 30, 2018, the Company received a Dealer’s License from Health Canada under the Controlled Drugs and Substances Act for Aurora Mountain.

Aurora Vie

On April 28, 2017, through the acquisition of Peloton, the Company acquired a 40,000 square foot cannabis production facility in Pointe-Claire, Quebec, which received a ready-to-build letter from Health Canada in 2014. The Company estimates that as of the date of acquisition, construction at Aurora Vie was approximately 80% complete. During the last half of 2017, the Company completed construction at Aurora Vie and received its cultivation license from Health Canada in October 2017. On June 29, 2018, the Company received its sales license from Health Canada. The facility is expected to have a capacity of producing up to 4,000 kilograms of cannabis annually.

Aurora Eau

Through the acquisition of H2, the Company acquired Aurora Eau located in Lachute, Quebec on 46 acres of land, which the Company has the right to acquire for $136,000. The facility is 48,000 square foot with a production capacity of 4,500 kilograms per year and was purpose-built to EU GMP standards. Aurora Eau received its Health Canada production license on September 7, 2018 and is now operating at full production capacity.

Aurora Sky

Located at Edmonton International Airport, Aurora Sky has completed full cycles in its first two licensed grow rooms and its mother room, and has submitted for final inspection towards obtaining its sales permit. Health Canada has licensed two further production bays, each with more canopy space than the entire Aurora Mountain facility. Aurora has commenced populating these additional bays, bringing the total number of bays now in production, including the mother room, to 5 of 17. The Company is in an ongoing process of obtaining production licenses as new bays come online and anticipates submitting the license applications for the final rooms in November. Minor construction and commissioning items remain, which will be completed in advance of new bays coming online. Consequently, the Company continues on schedule towards reaching full 100,000 kilograms per annum production capacity around the end of calendar 2018.

Aurora Sun

On April 16, 2018, the Company announced it is in the process of acquiring approximately 71 acres of land in Medicine Hat, Alberta, subject to certain conditions, where the Company will be constructing a new high-technology, low production cost, hybrid greenhouse cannabis production facility. The new facility will measure 1,200,000 square feet and is readily expandable to 1,500,000 square feet. Aurora Sun will have approximately 850,000 square feet of flowering space and will be built in compliance with EU GMP standards. The Company anticipates benefiting from the positive local government and community support, municipality-owned utilities offering low energy costs and free power transmission, as well as country-leading annual sunshine hours in Medicine Hat to accelerate construction timelines and continue reducing production and operating costs. First planting is anticipated in the first half of calendar 2019, and completion of the full facility in the second half of calendar 2019. At full capacity, Aurora Sun is expected to bring an additional 150,000 kilograms of annual capacity, and such capacity is intended to serve and will be serving both the pending Canadian adult consumer market and the rapidly expanding international medical markets.

Aurora Nordic Facilities

Aurora Nordic 2 will be a one million square feet fully automated cannabis production facility located in Odense, Denmark. The design for the Aurora Nordic 2 is complete. Once all required permitting has been received, construction will commence. The Aurora Nordic 2 is licensed to cultivate cannabis. Aurora anticipates cannabis production capacity at the Aurora Nordic 2 to be in excess of 120,000 kilograms per year.

In order to accelerate time to market, Aurora Nordic has completed retrofitting an existing, Larrsen-designed 100,000 square feet greenhouse, Aurora Nordic 1, that at full capacity should produce approximately 8,000 kilograms of cannabis per year. The facility is EU GMP compliant to ensure Aurora Nordic can service the international market. The Company has shipped cultivars from Aurora Mountain to Denmark to commence populating Aurora Nordic 1. The Company expects that Aurora Nordic 1 will have its first harvest in fall 2018.

CanniMed Facility

Through the acquisition of CanniMed, the Company acquired the biosecure growth facility located in Saskatoon, Saskatchewan comprising of a 97,000 square feet above-ground production facility and a 96,000 square feet support building. The 97,000 square feet facility houses 30 large individual production growth chambers and has a total growing capacity of 19,000 kilograms. The 96,000 square feet support building houses the Company’s administrative infrastructure, including laboratories, quality control facilities, maintenance areas, a customer care centre and shipping and distribution facilities. The CanniMed Facility is equipped with a robust state-of-the-art security system, with over 400 separate security devices. The CanniMed facility also houses five separate Level 7 security compliant vaults, which are required for the storage of controlled substances. The CanniMed Facility is focused primarily on the commercialization of medical cannabis, as well as the research and development of new strains of cannabis.

MedReleaf Markham

Through the acquisition of MedReleaf, the Company acquired a 55,000 square foot facility in Markham, Ontario. The MedReleaf Markham is a modern, fully operational facility that has approximately 23,500 square feet of dedicated cultivation space organized into 10 cultivation rooms, and approximately 31,500 square feet of support and auxiliary services space, including areas for propagation, trimming, drying, oil extraction, shipping, storage, water treatment, laboratories, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, management offices, and a patient care centre. MedReleaf Markham also received its EU GMP certification in August 2018.

MedReleaf Bradford

Through the acquisition of MedReleaf, the Company acquired a 210,000 square feet indoor cultivation facility in Bradford, Ontario. Upon full build-out completion, the facility will have approximately 86,000 square feet of dedicated cultivation space organized into 19 cultivation rooms and approximately 124,000 square feet of support and auxiliary services space which will include areas for propagation, trimming, drying, commercial-scale oil extraction, pharmaceutical-grade manufacturing, an industrial kitchen, shipping, storage, water treatment, laboratories, plant-based and analytical research and development facilities, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, and administrative offices. MedReleaf Bradford also received its oils production license in September 2018.

MedReleaf Exeter

Through the acquisition of MedReleaf, the Company acquired a property in Exeter, Ontario, consisting of one million square feet of existing greenhouse infrastructure on a 69 acre property, along with 95 acres of adjacent land. The Company is continuing to consider the manner and scope of retrofitting the property. It is expected that, after retrofitting, the facility will have a production capacity of up to 105,000 kilograms of cannabis product annually.

Storage and Security

The ACMPR prescribes physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with cannabis for medical purposes. Aurora Mountain, Aurora Vie, Aurora Eau, Aurora Sky, MedReleaf Markham, MedReleaf Bradford and the CanniMed Facility operate in accordance with the ACMPR requirements, including in relation to the security requirements. Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. As of the date hereof, there are no outstanding inspection issues with Health Canada.

Products and Services

Medical Cannabis Products

Aurora’s principal market is patients who use medical cannabis in Canada. The Company has currently reached over 40,000 active and pending registered patients after initiating product sales in January 2016, which management believes to be the fastest rate of patient registration for a Licensed Producer after the launch of commercial operations.

The Company is authorized to cultivate and sell dried cannabis, cannabis oils, and capsules for medical purposes to residents of Canada who comply with the requirements of the ACMPR. The Company’s medical cannabis products can be ingested in a variety of ways, including smoking, vaporizing, and consumption in the form of oil or edibles.

Through the acquisition of CanniMed and MedReleaf, the Company also acquired their product portfolios.

CanniMed

CanniMed produces seven strains of dried cannabis, three varieties of CanniMed cannabis oil and capsules. CanniMed also sells vaporizers, consumable vaporizer accessories (e.g., valves, screens, etc.) and herb mills for using CanniMed herbal cannabis products.

MedReleaf

MedReleaf produces numerous strain varieties of dried cannabis, cannabis oils, and cannabis oil capsules. MedReleaf’s plant genetics department carefully breeds new varieties of cannabis plants resulting in unique varieties of cannabis. In addition, in July 2013, MedReleaf entered into a strategic alliance with Tikun Olam Ltd. whereby MedReleaf obtained an exclusive license to exploit exclusive varieties of cannabis and access to extensive patient data that Tikun Olam had gathered for over a decade.

New Products and Accessories

Aurora has a variety of new medical cannabis products at various stages of development, including oral, topical, edible and inhalable products. These products will need to be approved by Health Canada before they can be offered. No assurance can be given that the Company will succeed in bringing any of these products to market. See “Risk Factors”.

In addition to its medical cannabis products, the Company also sells a variety of accessories including grinders, vaporizers and its exclusive lockable containers, and continues to explore expanding these offerings for its patients.

Patient Counseling and Outreach Services

The Company also provides patient counseling and outreach services through the acquisition of CanvasRx on August 17, 2016. CanvasRx helps patients learn how to safely and effectively use medical cannabis, select a strain from the hundreds available in Canada and register with their choice of licensed producer. CanvasRx has 28 physical locations in British Columbia, Alberta and Ontario, and is the largest medical cannabis counseling and outreach service in Canada. Over 9,500 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics. CanvasRx has now helped more than 42,200 Canadian patients access medical cannabis.

CanvasRx plays an important role in supporting the medical cannabis segment domestically and internationally through the ongoing education of physicians and patients interested in learning more about the medical benefits of cannabis and the procedures under applicable regulations to obtain cannabis. The acquisition of CanvasRx increases Aurora’s presence in the medical cannabis sector, provides Aurora with access to valuable aggregate data on patient use of medical cannabis, as well as the ability to jointly develop new services for patients, and tailor its product line to offer an industry-leading and demand matching selection of products and strains tailored to the needs of patients.

Distribution Methods

The Company will distribute recreational cannabis products in accordance with the finalized regulatory framework in relation to cannabis for recreational purposes in Canada. The Company will also distribute medical and/or recreational cannabis products internationally in accordance with all applicable domestic and international laws and regulations.

The Company’s registered patients can order products through the Company’s online shop, mobile application, or by phoning its client care center. In May 2016, the Company became the first Licensed Producer to offer same-day delivery of medical cannabis. The Company launched same-day delivery of medical cannabis to clients in Calgary and Edmonton metropolitan areas which allows Aurora patients in these areas to receive their product orders within 24 hours, through same-day delivery and subsequently introduced overnight/next-day delivery. Medical cannabis is and will continue to be delivered by secured courier or other methods permitted by the ACMPR or future regulation.

The Company has entered into agreements to collaborate with PharmaChoice, Pharmasave and Shoppers Drug Mart on the distribution, sale and marketing of medical cannabis through their respective networks of pharmacies, subject to Health Canada approval. This collaboration will see Aurora produce and deliver accredited pharmacy education programs to Canadian pharmacists and eventually distribute medical cannabis through pharmacists across Canada.

Aurora has completed and is in the process of completing agreements with provincial regulators to supply cannabis for the entire Canadian adult consumer market, once legalized. Under the terms of these current and prospective agreements, Aurora will supply the provinces with a wide variety of premium product from its facilities. Supply quantities will be determined based on demand on an ongoing basis.

Through the Company’s license agreement with Alcanna, the Company has given exclusive rights to Alanna to open retail cannabis stores under the brand name "Aurora" across Canada. The stores will represent a house of brands, carrying a carefully curated, but broad selection of products from Licensed Producers across Canada, including Aurora, MedReleaf and CanniMed. In Alberta, Alcanna anticipates opening 37 stores, starting October 17, 2018, the maximum number permitted to a single operator under provincial regulations in year one of legalized adult consumer use.

Aurora continues to execute on its international expansion strategy and is currently active in 9 countries outside of Canada. Through a combination of strategic investments, domestic production, and supply agreements, Aurora has amassed a strong early mover advantage in a growing number of key international markets. With the EU GMP certification of Aurora Mountain, MedReleaf Markham and Aurora Deutschland, Aurora is one of only a handful of companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, allowing it to sell into the most restrictive and promising markets in the EU, such as Italy.

Research and Development

In addition to the production and sale of medical cannabis productions, the Company is also focused on research and development activities, which are organized into the following four main areas:

Analytical science	Cannabinoid and terpene profiling, isolation and purification

Plant science	Intellectual property acquired from the acquisition of Anandia, growth experiences, plant health and extraction;

Discovery science	Pre-clinical studies and cannabinoid application

Clinical science	Health outcomes, economic impact, targeted indications and clinical trials

On August 8, 2018, the Company acquired all of the issued and outstanding common shares of Anandia. Anandia was acquired for its leading research in science and plant genetics and its extensive development portfolio, which includes the exclusive rights to a number of key genes in the cannabinoid pathway, patents pending for genetic markers, as well as its product testing and product development facilities.

Clinical Trials

CanniMed is a plant biopharmaceutical company and has invested significant resources towards research and development to further CanniMed’s scientific understanding of medical cannabis and, ultimately, to the breeding and production of new strains of cannabis for application in treatment of a wide spectrum of medical conditions. Aurora intends to continue CanniMed’s focus on research and development and expects to invest significant resources towards clinical trials focused on validating medical cannabis as a safe and effective pain relief option.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of cultivation and growing of medical marijuana, and specifically the unique indoor agricultural skills required for the cultivation of marijuana in accordance with the ACMPR requirements.

Aurora’s experienced growing team and quality assurance team are focused on generating the highest quality and most consistent product that meets and exceeds Health Canada expectations. The Company has established strict regulatory compliance, a high level of quality assurance, and testing protocols to maintain customer satisfaction. In addition, Aurora has a system that provides additional certainty regarding the purity and safety of the cannabis it produces and sells.

Management is composed of individuals who have extensive expertise in the medical marijuana industry and are complemented by a strong Board. See “Directors and Officers”.

Protection of Intangible Assets

The ownership and protection of the Company’s intellectual property is a significant aspect of the Company’s future success. Currently the Company protects its intangible assets through trade secrets, technical know-how and proprietary information. The Company protects its intellectual property by seeking and obtaining registered protection (including patents) where possible, developing and implementing standard operating procedures and entering into agreements with parties that have access to the Company’s inventions, trade secrets, technical know-how and proprietary information such as business partners, collaborators, employees and consultants, to protect the Company’s confidentiality and ownership of its intellectual property. The Company also seeks to preserve the integrity and confidentiality of its inventions, trade secrets, trademarks, technical know-how and proprietary information by maintaining physical security of the Company’s premises and physical and electronic security of the Company’s information technology systems. In addition, the Company has sought trademark and patent protection in Canada and many other countries.

Canadian Medical Cannabis Regulatory Overview

The ACMPR are the current governing regulations regarding the production, sale and distribution of cannabis and cannabis oil extracts for medical purposes in Canada. The ACMPR provide for three possible alternatives for Canadian residents who have been authorized by their health care practitioner to access cannabis for medical purposes:

•	they can continue to access quality-controlled cannabis by registering with Licensed Producers;
•	they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes (starting materials must be obtained from a Licensed Producer); or
•	they can designate someone else who is registered with Health Canada to produce cannabis on their behalf (starting materials must be obtained from a Licensed Producer).

In administering the ACMPR, Health Canada has two main roles:

•	licensing and overseeing the commercial industry; and
•	registering and overseeing individuals who produce a limited amount of cannabis for their own medical purposes (or to have another individual produce it on their behalf).

The ACMPR sets out, among other things, the authorized activities and general responsibilities of Licensed Producers, including:

•	the requirement to obtain and maintain a license from Health Canada prior to commencing any activities;
•	calculating the quantity of cannabis, other than dried cannabis, that is equivalent to a given quantity of dried cannabis;
•	security measures relating to facilities and personnel;
•	good production practices;
•	packaging, shipping, labelling, import and export and record-keeping requirements; and
•	patient registration and ordering requirements.

Health Canada requires rigorous testing of cannabis products and derivatives provided by Licensed Producers. A Licensed Producer is subject to a wide variety of compliance and enforcement activities conducted by Health Canada after it has received its license. For instance, Health Canada will typically perform unannounced inspections on a Licensed Producer’s facility to ensure adequate security measures and production practices are in place.

Expected Legalization of Recreational Cannabis in Canada

In connection with the current Government of Canada’s platform advocating for the legalization and regulation of recreational cannabis in order to dismantle the illegal market and restrict access by under-age individuals, on April 13, 2017, the Government of Canada released Bill C-45 which would enact An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts. The Cannabis Act would provide a licensing and permitting scheme for the production, testing, packaging, labeling, sending, delivery, transportation, sale, possession, and disposal of cannabis for non-medical (i.e., recreational) use, to be implemented by regulations made under the Cannabis Act. The Cannabis Act proposes to maintain separate access to cannabis for medical or scientific purposes, however the transitional provisions of the Cannabis Act provide that every license issued under Section 35 of the ACMPR that is in force immediately before the day on which the Cannabis Act comes into force is deemed to be a license issued under the Cannabis Act, and that such license will continue in force until it is revoked or expires.

On October 5, 2017, the Parliamentary Standing Committee on Health presented proposed amendments to the Cannabis Act including, among other things, an amendment that would permit cannabis edibles and concentrates to be sold, to come into force no later than 12 months after the Cannabis Act comes into force.

On November 10, 2017, the Government of Canada proposed that combined federal tax on cannabis flowering material contained in a final packaged product for adult use purposes should not exceed $1 per gram or 10% of the producer’s sale price, whichever is higher, with retail sales taxes levied on top of that amount.

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act proposes that the provinces and territories of Canada will have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

The Governments of every Canadian province and territory have, to varying degrees, announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. Most of these Canadian jurisdictions have announced a minimum age of 19 years old, except for Québec and Alberta, where the minimum age will be 18.

There is no guarantee that the provincial and territorial frameworks supporting the legalization of cannabis for recreational use in Canada will be implemented on the terms anticipated, or at all. See “Risk Factors”.

On June 19, 2018, Prime Minister Justin Trudeau announced that the Cannabis Act and its regulations will come into force in Canada on October 17, 2018, in order to provide the province time to prepare for retail sales. The Cannabis Act passed its final legislative step and received Royal Assent on June 21, 2018.

On July 11, 2018, the Federal Government published regulations in the Canada Gazette, Part II, to support the coming into force of the Cannabis Act, including the Cannabis Regulations (“Cannabis Regulations”), the new Industrial Hemp Regulations (“IHR”, and together with the Cannabis Regulations, collectively, the “Regulations”), along with proposed amendments to the Narcotic Control Regulations and certain regulations under the Food and Drugs Act. Recognizing the Federal Government’s commitment to bringing the Cannabis Act into force, the Regulations, among other things, outline the rules for the legal cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis and hemp in Canada, including the various classes of licenses that can be granted, and set standards for cannabis and hemp products that will be available for legal sale as of October 17, 2018. Currently, medical cannabis is largely regulated by the ACMPR. The ACMPR and the current IHR will no longer be in force on October 17, 2018 and will be supplanted by the Cannabis Act and the Regulations and once the Cannabis Act comes into force, cannabis will no longer be regulated under the CDSA and will be regulated under the Cannabis Act.

Aurora intends to participate in the Canadian recreational market, if and when the recreational use of cannabis is legalized in Canada, and only in compliance with all applicable federal and provincial laws and regulations concerning the Canadian recreational cannabis market. As it has done in the Canadian medical cannabis market, the Company’s customer acquisition strategy for the Canadian recreational cannabis market will be to focus on leveraging its analytical and consumer insight capabilities in order to identify profitable market segments, understand the unique needs of each segment, design brands and products to address market demand, and collect and analyze customer and sales data to improve the customer experience.

No assurance can be provided that the Company will be able to participate in the Canadian recreational cannabis market, if or when such market is created through the legalization of recreational cannabis use, or that the Company will, or will be able to, design products and service the market segments in which it may compete, or that the Company will be able to maintain profitability. See “Risk Factors”.

International Opportunities

In addition to its Canadian domestic operations, the Company is also exploring international opportunities, including (subject to applicable laws and regulations): (a) opportunities to export its medical cannabis products to other countries; and (b) opportunities to create international alliances with local partners to apply for cultivation licenses in other countries. Aurora is currently pursuing these opportunities in several countries.

Denmark

The Company has successfully shipped cultivars from its Mountain facility to Denmark to commence populating the Phase I Aurora Nordic facility, a 100,000 square foot, retrofitted hybrid greenhouse, which will be ramping up to full production capacity of 8,000 kg per year of medical cannabis over the coming months. Both the Phase I facility and Phase II, a 1,000,000 square foot, hybrid greenhouse facility with a cultivation capacity of more than 120,000 kg per year, have been designed by ALPS, and will be completed to EU GMP standards, incorporating leading edge technologies. See “Description of Business – Production Facilities and Licenses- Aurora Nordic Facilities”.

Germany

The Company acquired Pedanios in May 2017 which was renamed as Aurora Deutschland GmbH. Aurora Deutschland holds all relevant licenses and permits and has been importing, exporting and distributing cannabis for medical purposes since December 2015 into and within the European Union. Aurora Deutschland distributes to more than 1,500 German pharmacies and currently relies exclusively on imported medical cannabis products from federally regulated producers in Canada and the Netherlands.

Upon delivery to Aurora Deutschland, the product will be distributed to a network of more than 1,500 pharmacies across Germany, a country of more than 82 million people. Germany currently represents the largest single federally-legal medical cannabis market in the world, and is experiencing a significant shortage of supply. Of note, Germany is the first county in the world to cover the cost of medical cannabis, for any therapeutic application approved by a physician, through its national health insurance system. The market for medical cannabis in Germany is expected to expand rapidly.

The German government recently announced it is restarting the tender process towards selecting a number of companies for domestic cultivation. Aurora was in the final round of the original tender process, and intends to participate in the restarted process. Aurora anticipates the tender process to be completed in 2019, in the meantime Aurora will continue to ship product to Germany from its EU GMP certified facilities in Canada. The original tender process was discontinued following a court decision to grant certain stakeholders more time to complete submissions. See “Development of Business - Developments during the Financial Year ended June 30, 2018”.

Earlier this month, MedReleaf announced it had commenced shipping product to a German distribution partner. Through MedReleaf, the Company believes it will be able to increase product availability to the European market, increasing brand recognition and generating further growth.

Italy

On April 13, 2018, Aurora completed the first ever successful delivery of privately exported medical cannabis from Canada to the Italian government through its wholly-owned German subsidiary Aurora Deutschland.

This export followed Aurora and Aurora Deutschland’s success in winning a highly-competitive EU-wide public tender to supply medical cannabis to the Italian government through the Italian Ministry of Defense, who oversee medical cannabis production and distribution in Italy.

Malta

On July 24, 2018, Aurora received a Letter of Intent issued from Maltese authorities, approving its application for the establishment of the first seed-to-pharma cannabis operation in Malta, subject to certain conditions.

The project includes the construction of a hybrid cultivation, manufacturing, and distribution facility, with operations to be carried out by a new subsidiary, Aurora Malta, to be formed with Aurora's local Maltese partner, Cherubino Ltd., the largest pharmaceutical wholesaler in the country. Aurora will be the majority shareholder in the new venture. The Company anticipates the facility, to be designed by Aurora Larssen Projects, to be focused on the production of higher margin derivative products, aimed at serving the domestic Maltese and Southern European markets.

Australia

Aurora owns approximately 22.9% of Australia's first licensed cannabis company, Cann Group. Cann Group was issued Australia’s first medical cannabis cultivation license in March 2017, in addition to Australia’s first medical cannabis research license in February 2017. Cann Group has also been issued with permits that facilitate the establishment of breeding plants for propagation purposes; a research program being undertaken with Australia’s Federal research agency, the Commonwealth Scientific and Industrial Research Organization, to develop unique cannabis extracts; and the supply of plant material for manufacturing into medical cannabis products for patient use. Cann Group is building a world-class business focused on breeding, cultivating and manufacturing medical cannabis for sale and use within Australia.

On July 18, 2017, Aurora entered into a technical services agreement with Cann Group, which covers the period until the end of 2022, to facilitate an exchange of information and support across areas including the cultivation and processing of medical cannabis, extraction and manufacturing technology, and analysis of cannabis extracts.

Cann Group completed a licensing and distribution agreement with CannaKorp, Inc. to import and sell the Cannacloud vaporizing device and to produce medical cannabis pods to be used with it. The vaporizing system will be sold as an open platform for licensed medicinal cannabis cultivators looking to have their cannabis available via a vaporization device.

Cann Group, which has selected ALPS as its project consultancy for a high- technology, high efficiency production, GMP compliant facility, has secured a lease with Australia Pacific Airports for a five-hectare (12.4 acres) site which is part of the Melbourne Airport precinct. Project preparations, including environmental and regulatory approvals continue to progress well.

Latin America

MedReleaf, as announced on July 24, 2018, acquired MED-Colombia, a company with licenses in Colombia for the cultivation of cannabis and the production of cannabis oil extracts. Through this acquisition, Aurora gained an extensive library of cannabis genetics which Aurora anticipates will resonate well with the market. Diversification of cultivars is considered of great importance for the various markets Aurora services around the world, including the Canadian adult consumer use market. The acquisition also provides Aurora with the ability to develop additional, low-cost production capacity in Latin America from which the Company can potentially service a number of export markets, in addition to the domestic Colombian market.

The Company will only pursue international opportunities in accordance and compliance with all applicable laws. The Company is currently pursuing international opportunities in several countries where a legal framework for the medical and/or recreational use of cannabis exists or is expected to be implemented. The timing of the Company’s activities in any international market is dependent on the pace of regulatory developments and, as such, it is not feasible for the Company to provide a timeline with respect to those activities. See “Risk Factors”.

On September 10, 2018, the Company announced it had entered into a definitive agreement to acquire ICC. The acquisition of ICC will establish Aurora as the industry leader in South America, a continent with over 420 million people. ICC presently has over 70% market share in Uruguay, the first country in the world to legalize cannabis for adult consumer use. In addition, ICC holds licenses in Colombia for the production of medical cannabis. The acquisition creates a strong foundation for expansion, and will leverage ICC’s first mover advantage in South America, bringing significant low-cost production capacity, a well-diversified product portfolio, and extensive distribution channels throughout South America and internationally.

Competitive Conditions

As of the date of this AIF, Health Canada has issued a total of 118 licenses to companies on its list of Licensed Producers. Additional information on the current list of Licensed Producers can be found on Health Canada’s website at: https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use-marijuana/licensed-producers/authorized-licensed-producers-medical-purposes.html.

Due to the nature of the regulatory regime, Aurora anticipates increases in the level of competition in the medical marijuana industry as new competitors enter the market. The principal aspects of competition are anticipated to be the price and quality of the cultivated marijuana, as well as the services provided to patients.

Employees

As of June 30, 2018, the Company had approximately 967 employees (2017 – 171 employees). As of the date of this AIF, the Company has over 1,400 employees.

Risk Factors

This section discusses factors relating to the business of Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Reliance on Licensing

The ability of Aurora to continue its business of growth, storage and distribution of medical marijuana is dependent on the good standing of all licenses, including the licenses to produce and sell cannabis oil products, and adherence to all regulatory requirements related to such activities. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial condition and operations of the business of the Company. Although the Company believes that it will meet the requirements of the ACMPR for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licenses or should they renew the licenses on different terms, the business, financial condition and operating results of the Company would be materially adversely affected.

Change in Law, Regulations and Guidelines

Aurora’s business is subject to a variety of laws, regulations and guidelines relating to marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana but also laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines may cause adverse effects to the Company’s operations.

The Liberal Party of Canada, which has formed the current federal Government of Canada, has made electoral commitments to legalize, regulate and tax recreational cannabis use in Canada. On April 13, 2017, the Government of Canada introduced the Cannabis Act. On June 19, 2018, Prime Minister Justin Trudeau announced that the Cannabis Act and its regulations will come into force in Canada on October 17, 2018, on order to provide the provinces and territories time to prepare for retail sales. The Cannabis Act passed its final legislative step and received Royal Assent on June 21, 2018.

The legislative framework pertaining to the Canadian recreational cannabis market will be subject to significant provincial and territorial regulation, which will vary across provinces and territories and result in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such market.

Regulatory Risk

Achievement of the Company’s business objectives are contingent, in part, upon compliance with the regulatory requirements, including those imposed by Health Canada, enacted by these government authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. Aurora cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by government authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company’s business, results of operation and financial condition.

Limited Operating History and No Assurance of Profitability

Aurora Marijuana Inc., which prior to the completion of the RTO was the entity in which Aurora’s business was organized, was incorporated in 2013, and the business of the Company began operations in 2015, and started generating revenues from the sale of medical cannabis in January 2016. The Company is subject to all of the business risks and uncertainties associated with any early-stage enterprise, including under-capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

The Company has incurred operating losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

Unfavourable Publicity or Consumer Perception

The success of the medical marijuana industry may be significantly influenced by the public’s perception of marijuana’s medicinal applications. Medical marijuana is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to medical marijuana will be favourable. The medical marijuana industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of medical marijuana may have a material adverse effect on our operational results, consumer base and financial results.

Competition

The market for the Company’s products does appear to be sizeable and Health Canada has only issued a limited number of licenses under the ACMPR to produce and sell medical marijuana. As a result, the Company expects significant competition from other companies due to the recent nature of the ACMPR regime. A large number of companies appear to be applying for production licenses, some of which may have significantly greater financial, technical, marketing and other resources, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

Should the size of the medical marijuana market increase as projected the demand for products will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Company is not successful in achieving sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, its financial conditions and operations.

Realization of Growth Targets

Aurora’s ability to continue production of marijuana, at the same pace as of the date of this AIF or at all, is affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labour disputes, as well as factors specifically related to indoor agricultural practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.

Additional financing

There is no guarantee that the Company will be able to execute on its strategy. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other Companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, may entitle lenders to accelerate repayment of loans and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Company’s ability to pursue its business objectives.

Uninsured or Uninsurable Risk

The Company may be subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors.The payment of any such liabilities would reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Key Personnel

The Company’s success will depend on its directors’ and officers’ ability to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants now that production and selling operations have begun. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

Aurora has expanded and intends to further expand its business and operations into jurisdictions outside of Canada, and there are risks associated with doing so

The Company intends to expand its operations and business into jurisdictions outside of Canada. There can be no assurance that any market for the Company’s products will develop in any such foreign jurisdiction. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company’s capability to successfully expand its operations and may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may enter into strategic alliances, or expand the scope of currently existing relationships with third parties with whom it believes will have a beneficial impact on its business, financial condition and results of operation and there are risks associated with such activities

The Company currently has, and may in the future enter into, strategic alliances with third parties that the Company believes will complement or augment its existing business. Aurora’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may be subject to product liability claims

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products for medical purposes involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by the Company caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation and goodwill with its patients and consumers generally, and could have a material adverse effect on the Company’s business, financial condition and results of operations. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

The Company’s medical cannabis products may be subject to recalls for a variety of reasons

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aurora has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by Aurora were subject to recall, the reputation and goodwill of that product and/or the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by Aurora and could have a material adverse effect on the Company’s business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of the operations of Aurora by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the medical cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by Licensed Producers generally, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Aurora may not be able to successfully develop new products or find a market for their sale

The medical cannabis industry is, and the recreational cannabis industry (if implemented) will be, in its early stages of development and it is likely that the Company, and its competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations.

Conflict of Interest

Certain of the Company’s directors and officers are also directors and officers in other companies.Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

Litigation

The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While the Company has insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact the Company’s business, operating results or financial condition.

Agricultural Operations

Since the Company’s business will revolve mainly around the growth of medical marijuana, an agricultural product, the risks inherent with agricultural businesses will apply. Such risks may include disease and insect pests, among others. Although the Company expects to grow its product in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not adversely affect production. Further, any rise in energy costs may have a material adverse effect on the Company’s ability to produce medical marijuana.

Transportation Disruptions

The Company will depend on fast, cost-effective and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier service used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Fluctuating Prices of Raw Materials

The Company’s revenues are in a large part derived from the production, sale and distribution of marijuana. The price of production, sale and distribution of marijuana will fluctuate widely due to how young the marijuana industry is and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

Environmental and Employee Health and Safety Regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Intellectual Property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, Aurora is not assured that competitors will not develop similar technology, business methods or that Aurora will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact our ability to successfully grow our business.

Political and Economic Instability

The Company may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in medicine and agriculture development or investment policies or shifts in political attitude in certain countries may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people and water use. The effect of these factors cannot be accurately predicted.

The Company’s expansion efforts may not be successful

There is no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with federal legal cannabis markets, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional site licenses from Health Canada under the ACMPR, as applicable) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that the Company will be able to complete any of the foregoing activities as anticipated or at all. The failure of the Company to successfully execute its expansion strategy (including receiving required regulatory approvals and permits) could adversely affect the Company’s business, financial condition and results of operations and may result in the Company failing to meet anticipated or future demand for its cannabis-based pharmaceutical products, when and if it arises.

In addition, the construction of Aurora Sky, Aurora Sun and Aurora Nordic 2 is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond its control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed the Company’s budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the construction of the new facilities, which in turn may materially and adversely affect its business, prospects, financial condition and results of operations.

The Company may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on its operations

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations, and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Market Risk for Securities

The market price for the Common Shares of the Company could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Global Economy Risk

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it establishes a user base for its products. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the Exchange.

Dividend Risk

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Volatile Market Price for Company Common Shares

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;
•	recommendations by securities research analysts;
•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;
•	addition or departure of the Company’s executive officers and other key personnel;
•	release or expiration of transfer restrictions on outstanding Company Common Shares;
•	sales or perceived sales of additional Company Common Shares;
•	operating and financial performance that vary from the expectations of management, securities analysts and investors;
•	regulatory changes affecting the Company’s industry generally and its business and operations;
•	announcements of developments and other material events by the Company or its competitors;
•	fluctuations to the costs of vital production materials and services;
•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;
•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and
•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Company Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of Company Common Shares may be materially adversely affected.

The Company may experience breaches of security at its facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, Aurora collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company

Aurora may be subject to risks related to its information technology systems, including cyber-attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other IT services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Holding Company Status

The Company is a holding company and essentially all of its operating assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

The integration of MedReleaf and the Company may not occur as planned

It is expected that the acquisition of MedReleaf will result in enhanced production capacity, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of MedReleaf and the Company and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether MedReleaf and the Company’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from the Company from the acquisition of MedReleaf could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of the Company and MedReleaf. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of MedReleaf the Company will not be realized.

DIVIDENDS AND DISTRIBUTIONS

Aurora has not declared nor paid any cash dividends on any of its issued shares since its inception. Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s constating documents. The Company has not paid any dividends on the Common Shares since its incorporation. The Company has no present intention of paying dividends on the Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business and, when appropriate, retire debt.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class A shares with a par value of $1.00 each; and an unlimited number of Class B shares with a par value of $5.00 each.

As at June 30, 2018, the issued share capital consisted of 568,113,131 Common Shares. No class A Shares or Class B Shares were issued or outstanding.

Common Shares

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Class A Shares

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class B Shares

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

As of the date of this AIF, there are 960,962,079 Common Shares issued and outstanding (1,047,416,780 fully-diluted). No class A Shares or Class B Shares are issued or outstanding.

As of the date of this AIF, the dilutive securities are summarized as follows:

Security Type	Common Shares Issuable (#)	Exercise price (average) ($)	Cash proceeds or debt reduction if exercised ($)
Warrants (1)	23,019,275	7.96	183,327,931
Stock Options	42,824,768	5.65	241,803,305
Convertible Debentures	17,892,131	12.95	231,618,000
RSUs	2,718,527	N/A	N/A

Notes:

(1)

Details of warrants outstanding: (i) 89,107 common share purchase warrants exercisable at a price of $2.81 until September 29, 2020; (ii) 6,448,077 common share purchase warrants exercisable at a price of $4.00 until November 2, 2020; (iii) 633 common share purchase warrants exercisable at a price of $3.00 until November 2, 2020; (iv) 10,136,199 common share purchase warrants exercisable at a price of $9.65 until January 31, 2020; and (v) 6,345,259 common share purchase warrants exercisable at a price of $9.3717 until August 9, 2023.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares have been listed on the TSX under the trading symbol “ACB” since July 24, 2017 and on the OTCQX since March 30, 2017 under the trading symbol “ACBFF”. Prior to this the Common Shares were listed on the TSXV. The following tables set forth information relating to the trading of the Common Shares on the TSX and the TSXV for the months indicated.

Month	Price Range ($)		Total Volume (#)
	High	Low
TSX-V
July 1 – 23, 2017	2.595	2.050	19,818,643
TSX
July 24 – 31, 2017	2.820	2.630	12,868,225
August 2017	2.710	2.350	18,947,860
September 2017	2.890	2.490	31,775,052
October 2017	3.19	2.65	80,450,988
November 2017	8.66	3.01	554,248,727
December 2017	10.52	6.31	254,972,431
January 2018	15.20	8.90	604,723,498
February 2018	12.55	7.11	365,286,690
March 2018	11.98	8.81	217,623,205
April 2018	9.34	6.75	226,335,287
May 2018	8.77	7.17	149,828,955
June 2018	10.72	8.02	243,442,800

Prior Sales

During the year ended June 30, 2018, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Security	Number of Securities	Issue/Exercise Price Per Security ($)
August 8, 2017	Aurora Options	1,305,000 (1)	$2.39
September 29, 2017	Aurora Options	3,130,000 (2)	$2.76
November 13, 2017	Aurora Options	2,865,000 (3)	$4.64
December 7, 2017	Aurora Options	50,000 (4)	$7.00
December 14, 2017	Aurora Options	850,000 (4)	$7.00
December 15, 2017	Aurora Options	100,000 (5)	$7.10
December 21, 2017	Aurora Options	350,000 (6)	$7.03
January 2, 2018	Aurora Options	1,075,000 (4)	$9.60
January 10, 2018	Aurora Options	400,000 (4)	$13.63
January 12, 2018	Aurora Options	200,000 (4)	$12.24
January 15, 2018	Aurora Options	650,000 (4)	$10.32
January 22, 2018	Aurora Options	50,000 (4)	$10.32
January 31, 2018	Aurora Options	150,000 (4)	$11.50
February 2, 2018	Aurora Options	100,000 (4)	$10.22
February 7, 2018	Aurora Options	1,750,000 (7)	$11.53
February 8, 2018	Aurora Options	100,000 (4)	$11.15
February 13, 2018	Aurora Options	75,000 (4)	$11.31
February 19, 2018	Aurora Options	250,000 (4)	$10.13
February 26, 2018	Aurora Options	250,000 (4)	$10.57
March 5, 2018	Aurora Options	150,000 (4)	$10.63
March 7, 2018	Aurora Options	150,000 (4)	$11.74
March 13, 2018	Aurora Options	125,000 (4)	$11.65
March 19, 2018	Aurora Options	325,000 (4)	$10.95
March 21, 2018	Aurora Options	100,000 (4)	$10.30
March 28, 2018	Aurora Options	50,000 (4)	$9.53
March 29, 2018	Aurora Options	25,000 (4)	$9.03
April 3, 2018	Aurora Options	100,000 (4)	$9.07
April 9, 2018	Aurora Options	250,000 (4)	$8.10
April 12, 2018	Aurora Options	100,000 (4)	$7.93
April 17, 2018	Aurora Options	50,000 (4)	$8.93
April 23, 2018	Aurora Options	100,000 (4)	$8.61
April 24, 2018	Aurora Options	50,000 (4)	$8.02
April 25, 2018	Aurora Options	100,000 (4)	$8.24
April 27, 2018	Aurora Options	100,000 (4)	$7.72

Date of Issuance	Security	Number of Securities	Issue/Exercise Price Per Security ($)
May 3, 2018	Aurora Options	350,000 (8)	$7.95
May 7, 2018	Aurora Options	50,000 (4)	$8.03
May 10, 2018	Aurora Options	100,000 (4)	$8.03
May 11, 2018	Aurora Options	175,000(4)	$7.96
May 14, 2018	Aurora Options	455,000 (4)	$8.07
May 18, 2018	Aurora Options	200,000 (4)	$7.20
May 22, 2018	Aurora Options	100,000 (4)	$7.92
May 23, 2018	Aurora Options	275,000 (4)	$8.38
May 28, 2018	Aurora Options	125,000 (4)	$8.02
May 30, 2018	Aurora Options	50,000 (4)	$8.14
May 31, 2018	Aurora Options	150,000 (4)	$8.18
June 5, 2018	Aurora Options	350,000 (4)	$8.71
June 6, 2018	Aurora Options	225,000 (4)	$8.71
June 8, 2018	Aurora Options	50,000 (4)	$9.64
June 14, 2018	Aurora Options	50,000 (4)	$9.02
June 15, 2018	Aurora Options	100,000 (4)	$8.98
June 25, 2018	Aurora Options	100,000 (4)	$9.99
June 28, 2018	Aurora Options	50,000 (4)	$8.96
June 29, 2018	Aurora Options	100,000 (4)	$9.41
September 29, 2017	Aurora Warrants	89,107 (9)	$2.81
October 10, 2017	Aurora Warrants	582,890 (10)	$3.00
November 2, 2017	Aurora Warrants	25,000,000 (11)	$4.00
November 2, 2017	Aurora Warrants	1,333,980 (12)	$3.00
January 12, 2018	Aurora Debentures	17,692,308 (13)	$6.50
March 9, 2018	Aurora Debentures	17,624,521 (14)	$13.05

Notes:

(1)	Of these options, 1,085,000 remain outstanding as at the date hereof.
(2)	Of these options, 2,843,086 remain outstanding as at the date hereof.
(3)	Of these options, 2,655,001 remain outstanding as at the date hereof.
(4)	All of these options remain outstanding as at the date hereof.
(5)	Of these options, 94,000 remain outstanding as at the date hereof.
(6)	Of these options, 337,834 remain outstanding as at the date hereof.
(7)	Of these options, 1,650,000 remain outstanding as of the date hereof.
(8)	Of these options, 341,667 remain outstanding as of the date hereof.
(9)	All of these warrants remain outstanding as at the date hereof.
(10)	As of the date hereof all of these warrants have been exercised.
(11)	Of these warrants, 6,448,077 remain outstanding as of the date hereof.
(12)	Of these warrants 633 remain outstanding as of the date hereof.
(13)	As of the date hereof, $1,860,000 principal amount of these debenture are convertible into Common Shares.
(14)	As of the date hereof, $229,758,000 principal amount of these debenture are convertible into Common Shares.

Subsequent to the financial year ended June 30, 2018, the Company issued the following securities convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Security	Number of Securities	Issue/Exercise Price Per Security ($)
July 4, 2018	Stock options	150,000 (1)	$9.28
July 12, 2018	Stock options	236,000 (1)	$9.03
July 13, 2018	Stock options	50,000 (1)	$8.93
July 17, 2018	Stock options	65,000 (1)	$8.06
July 19, 2018	Stock options	340,000 (1)	$7.96
July 20, 2018	Stock options	140,000 (1)	$7.68
July 24, 2018	Stock options	80,000 (1)	$7.70
July 26, 2018	Stock options	11,404,830(2)(3)	$2.66
July 26, 2018	Stock options	328,896(2)	$5.45
July 26, 2018	Stock options	436,144(2)	$4.79
July 26, 2018	Stock options	580,489(2)(4)	$8.28
July 26, 2018	Stock options	80,000 (1)	$6.94
July 31, 2018	Stock options	180,000 (1)	$6.81
August 3, 2018	Stock options	364,650 (2)	$4.78
August 3, 2018	Stock options	918,775 (2)	$5.44
August 3, 2018	Stock options	5,547,000 (1)	$7.39
August 7, 2018	Stock options	160,000 (1)	$6.54
August 13, 2018	Stock options	130,000 (1)	$6.09
August 20, 2018	Stock options	160,000 (1)	$6.50
August 21, 2018	Stock options	70,000 (1)	$7.61
August 24, 2018	Stock options	10,000 (1)	$8.03
August 27, 2018	Stock options	25,000 (1)	$8.59
August 31, 2018	Stock options	40,000 (1)	$8.79
September 14, 2018	Stock options	240,000 (1)	$8.30
September 17, 2018	Stock options	1,125,000 (1)	$8.54
July 25, 2018	Warrants	10,278,125 (2)	$9.65
August 8, 2018	Warrants	6,358,210 (5)	$9.3717

Notes:

(1)	All of these options remain outstanding as at the date hereof.
(2)	Issued in connection with the acquisition of MedReleaf.
(3)	Of these options, 4,103,079 remain outstanding as of the date hereof.
(4)	Of these options, 516,139 remain outstanding as of the date hereof.
(5)	Issued in connection with the acquisition of Anandia.

ESCROWED SECURITIES

The following table includes the balance of escrowed securities as at June 30, 2018:

Designation of Class	Number of Securities held in Escrow (1)	Percentage of Class (2)
Common Shares	2,822,512	0.5%
Options	Nil	Nil
Warrants	Nil	Nil

As of the date of this AIF, there were 1,560,710 Common Shares held in escrow.

Notes:

(1)

Pursuant to an escrow agreement dated November 30, 2017, 3,060,556 Common Shares were deposited into escrow with respect to the acquisition of H2. The escrowed common shares are to be released upon achievement of certain milestones relating to the completion of construction of a production facility and receipt of relevant licenses to cultivate and sell medical cannabis.

(2)	Based on 568,113,131 Common Shares issued and outstanding as at June 30, 2018.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth information regarding our directors and executive officers. Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.

Name, Province or State and Country of Residence	Positions with Aurora	Date of Appointment	Principal Occupation Within the Past Five Years(1)
Michael Singer(2)(3)(4) Montreal, Quebec Canada	Chairman of the Board and Independent Director	May 20, 2016

Chairman of the Board and Director of Aurora; Chartered Professional Accountant (CPA, CGA), Consultant and Entrepreneur; CFO of Clementia Pharmaceuticals Inc. from May 2015 to August 2018; CFO of Bedrocan Cannabis Corp. from May 2014 to June 2015; and CFO of Thallion Pharmaceuticals Inc. from March 2007 to August 2013.

Terry Booth(4) Edmonton, Alberta Canada	Chief Executive Officer and Director	December 9, 2014	Chief Executive Officer and Director of Aurora; President and part owner of Superior Safety Codes Inc.
Steve Dobler(3) Calgary, Alberta Canada	President and Director	December 9, 2014	President and Director of Aurora; Professional Engineer; Vice President and part owner of Superior Safety Codes Inc.; President of ICC Enterprises Corp. since May 2002.
Jason R.B. Dyck(2)(4) Sherwood Park, Alberta Canada	Director	March 9, 2015	Director of Aurora; Professor, Department of Pediatrics, University of Alberta since July 1999; and Vice-President, Metabolic Modulators Research Ltd. since July 1999.

Adam K. Szweras(2)(3)(4) Toronto, Ontario Canada	Director	August 10, 2015	Director of Aurora; Barrister & Solicitor; Partner at Fogler, Rubinoff LLP since February 2006; and Chairman of Foundation Markets Inc. since December 2005.
Diane Jang Director British Columbia, Canada	Director	November 13, 2017

Director of Aurora; Business Consultant; President, Sunrise Soya Foods Inc. (from October 2015 to December 2016; General Manager, Dairy Alternatives, Earth’s Own Food Company Inc. from May 2008 to 2015; General Manager, International, SoyaWorld Inc. from 2006 to 2008; Director of Sales, SoyaWorld Inc., from 1998 to 2006; Sales and Marketing Manager, Sunrise Soya Foods, from 1992 to 1998.

Norma Beauchamp Director Ontario, Canada	Independent Director	July 25, 2018

Director of MedReleaf Corp., Board of Director, Acerus Pharma and Eve Medical; Past President and CEO, Cystic Fibrosis Canada; Past SVP Pharmaceuticals, Bayer Canada; Past VP, Global Strategic Marketing, Gynecology and Andrology, Bayer AG.

Ronald Funk Director Ontario, Canada	Independent Director	July 25, 2018	Director of MedReleaf Corp. and Consultant. Chairman of the Board of Carey Management Inc.
Glen Ibbott Vancouver, British Columbia Canada	Chief Financial Officer	May 8, 2017

Chief Financial Officer of Aurora; Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; CFO of QLT Inc. from January 2015 to April 2017; Vice President of Finance of Nordion Inc. August 2010 to Dec 2014.

Cameron Battley Toronto, Ontario Canada	Chief Corporate Officer	November 7, 2016	Chief Corporate Officer of Aurora; President of Health Strategy Group Inc. from January 1998 to March 2016.
Allan Cleiren Edmonton, Alberta Canada	Chief Operating Officer	May 22, 2017

Chief Operating Officer of Aurora; Chartered Professional Accountant (CPA, CA); COO of Jardine Lloyd Thompson Canada Inc. from June 2016 to June 2017; Executive Vice-President of Universal Rail Systems Inc., from April 2012 to February 2016.

Neil Belot Vancouver, British Columbia Canada	Chief Global Business Development Officer	March 21, 2017

Chief Global Business Development Officer of Aurora; Chief Brand Officer at Aurora from September 8, 2015 to March 20, 2017; Executive Director of Canadian Medical Cannabis Industry Association from November 2014 to September 2015; Gas Portfolio & Energy Services Manager of Housing Services Corp. from September 2012 to September 2014.

Darryl Vleeming Edmonton, Alberta Canada	Chief Information Officer	November 2, 2017	Chief Information Officer of Aurora; Vice- President, IS and Chief Information Officer at Capital Power Corporation (2013 to 2017)
Nilda Rivera Vancouver, British Columbia Canada	Vice President, Finance	August 1, 2017	Vice President, Finance of Aurora; Controller of Aurora from August 2015 to July 31, 2017; and CFO of Avarone Metals Inc. from June 2010 to August 2015.
	Corporate Secretary	September 8, 2015
Jillian Swainson Edmonton, Alberta Canada	Senior Vice President and General Counsel	January 15, 2018	Senior Vice President and General Counsel of Aurora; and Partner at Brownlee LLP
Andre Jerome Lachute, Quebec Canada	Senior Vice President, Business Integration	February 22, 2018	Senior Vice President, Business Integration of Aurora; CEO and Co-Founder of H2 Biopharma Inc. from September 2014 to February 2018
Savior Joseph Halifax, Nova Scotia Canada	Senior Vice President, Global Marketing	February 1, 2018	Senior Vice President, Global Marketing at Aurora; President at Colour from January 2017 to January 2018; Managing Partner at Colour from November 2011 to January 2017.
Debra Wilson Edmonton, Alberta Canada	Chief Human Resources Officer	June 22, 2017

Chief Human Resources Officer of Aurora; Vice President, Human Resources of Aurora, June 2017 to August 2018; Instructor at Northern Alberta Institute of Technology, August 2016 to July 2017; Director of HR of Universal Rail from October 2013 to March 2016; VP of HR & OD of Alberta Pensions Services from January 2011 to October 2016.

Nick Whitehead Vancouver, British Columbia Canada	Vice President, Market Development	August 1, 2017

Vice President, Market Development of Aurora; Manager of Public Affairs at Aurora from January 2016 to July 2017; Director of Organizing for Sensible BC Campaign January 2013 to January 2016; Junior Transportation Planner at McCormick-Rankin Corporation May 2012 to September 2012.

Dieter MacPherson Victoria, British Columbia Canada	Vice President, Production	August 1, 2017

Vice President, Production at Aurora; Manager of Production at Aurora from February 2017 to July 31, 2017; General Manager at Trees Dispensary from February 2015 to January 2017; Executive Director at Victoria Cannabis Buyers Club from March 2013 to February 2015; Shift Manager at Victoria Cannabis Buyers Club from January 2012 to March 2013.

Thomas Larssen Toronto, Ontario Canada	President of Aurora Larssen Projects Ltd.	December 4, 2017	President of Larssen Ltd.

Notes:

(1)	The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective director.
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating and Corporate Governance Committee

As of the date of the AIF, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 36,279,129 Common Shares, representing approximately 3.78% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Adam Szweras was a director and secretary of Bassett Media Group Corp. (“Bassett”), a TSX-V listed company, until March 16, 2010. Bassett has been subject to a cease trade order since June 16, 2010 due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102.

No director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director or executive officer of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the BCBCA dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and the best interest of the Company.

LEGAL PROCEEDINGS

During the financial year ended June 30, 2018, other than as described below, there are no legal proceedings to which the Company is a party to or to which any of its property is subject outside of the ordinary course of the Company’s business, and no such proceedings are known to the Company to be contemplated.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance to the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim vigorously. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF and in the consolidated financial statements of the Company for the year ended June 30, 2018, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRARS

The Company’s Registrar and Transfer Agent is Computershare Investor Services Inc., located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the 12-month period ended June 30, 2018 which are material or entered into before the 12-month period ended June 30, 2018, but are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations are the following:

(a)	the drawdown equity facility agreement dated July 13, 2016 (see “General Development of the Business – Three Year History – Developments during the Financial Year ended June 30, 2017”);

(b)	the acquisition of CanvasRx on August 17, 2016 (see “General Development of the Business – Three Year History – Developments during the Financial Year ended June 30, 2017”);

(c)	the Master Services Agreement with Radient (see “General Development of the Business – Three Year History – Developments during the Financial Year ended June 30, 2018”).

(d)	the investment in Hempco (see “General Development of the Business – Three Year History – Developments during the Financial Year ended June 30, 2018”);

(e)	the investment in Aurora Nordic (see “General Development of the Business – Three Year History – Developments during the Financial Year ended June 30, 2018”);

(f)	the investment in TGOD (see “General Development of the Business – Three Year History – Developments during the Financial Year ended June 30, 2018”);

(g)	the investment in Alcanna (see “General Development of the Business – Three Year History – Developments during the Financial Year ended June 30, 2018”);

(h)	the acquisition of CanniMed on May 1, 2018 (see “General Development of the Business – Three Year History – Developments during the Financial Year ended June 30, 2018”) ;

(i)	the acquisition of MedReleaf on July 25, 2018 (see “General Development of the Business – Three Year History – Developments Subsequent to the Financial Year ended June 30, 2018”);

(j)	the acquisition of Anandia on August 8, 2018 (see “General Development of the Business – Three Year History – Developments Subsequent to the Financial Year ended June 30, 2018”); and

(k)

the $200 million debt facility, with a potential upsize to $250 million, with the Bank of Montreal (see “General Development of the Business – Three Year History – Developments Subsequent to the Financial Year ended June 30, 2018”);

(l)	the acquisition of ICC (see “General Development of the Business – Three Year History – Developments Subsequent to the Financial Year ended June 30, 2018”)

INTEREST OF EXPERTS

Name of Experts

The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

MNP LLP, the Company’s independent auditors, has prepared an independent audit report dated September 24, 2018 in respect of the Company’s audited consolidated financial statements for the years ended June 30, 2018 and 2017.

Interests of Experts

MNP LLP, auditors of the Company, have confirmed that they are independent of the Company within the meaning of the ‘Rules of Professional Conduct’ of the Chartered Professional Accountants of British Columbia.

AUDIT COMMITTEE

The Company’s audit committee has various responsibilities as set forth in NI 52-110 made under securities legislation, concerning constitution of its audit committee and its relationship with its independent auditor and among such responsibilities being a requirement that the audit committee establish a written charter that sets out its responsibilities.

Composition of the Audit Committee

At the present time, the Company’s Audit Committee is composed of the following members:

Member	Independent/Not Independent (1)	Financially Literate/ Not Financially Literate(2)	Relevant Education and Experience
Michael Singer Chair	Independent	Financially Literate

Mr. Singer is a CPA. He was CFO of Clementia Pharmaceuticals Inc., a public company listed on the NASDAQ, from May 2015 to August 2018. He previously served as a director, CFO and audit committee member for other publicly traded companies.

Adam Szweras	Independent	Financially Literate

Mr. Szweras, LLB, is a partner at Fogler, Rubinoff LLP. He is currently Chairman of a merchant bank and serves as a director and/or officer and audit committee member for other publicly traded companies.

Ronald Funk	Independent	Financially Literate	Director of MedReleaf Corp. and Consultant. Chairman of the Board of Carey Management Inc.

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Charter

A copy of the charter of the audit committee is available as Schedule “A” to this AIF.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than MNP for the fiscal year ended June 30, 2018.

Reliance on Certain Exemptions

At no time has the Company relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, other than as set out in the audit committee charter.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of the audit services provided by MNP to the Company to ensure auditor independence. The aggregate fees billed by the Company’s external auditor during the financial years ended June 30, 2018 and June 30, 2017 were as follows:

Financial Period Ending	Audit Fees ($) (1)	Audit Related Fees ($) (2)	Tax Fees ($) (3)	All Other Fees ($) (4)
2018(5)	350,000	204,616	8,988	13,717
2017	86,000	73,268	6,699	7,610

(1)	“Audit Fees” includes fees for the performance of the annual audit and for accounting consultations on matters reflected in the financial statements.
(2)

“Audit-Related Fees” includes fees for assurance and related services that are related to the performance of the review of the financial statements including fees for Annual Information Form and “earn-in” audit work and are not reported under (1).

(3)	“Tax Fees” includes fees for tax compliance, tax planning and tax advice.
(4)	“All Other Fees” includes fees on consultations on acquisition related matters.
(5)	2018 external auditor fees are estimates as the final invoices have not yet been received.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.

Additional financial information is provided in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended June 30, 2018 which may be obtained upon request from Aurora’s head office, or may be viewed on the Company’s website (www.auroramj.com) or on the SEDAR website (www.sedar.com).

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the Board to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The

Audit Committee’s primary duties and responsibilities are to:

(a)	recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)	recommend to the Board the compensation of the external auditor;

(c)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the

Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(d)	pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor;

(e)	review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information;

(f)

be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures;

(g)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

Article 2 – Pre-Approval of Non-Audit Services

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 3 – External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 4 – External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

(a)

review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b)	approve the fees and other significant compensation to be paid to the external auditors;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(d)	review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

(e)

before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting;

(g)	resolve any disagreements between management and the external auditors regarding financial reporting;

(h)	approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and

(i)	receive from the external auditors timely reports of:

(i)	all critical accounting policies and practises to be used;

(ii)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management.

Article 5 – Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 6 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.